UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 14, 2014

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

For Immediate Release:	May 14, 2014

Financial Statements for Fiscal 2013 <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchanges (Japan):	Tokyo Stock Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Yutaka Ueki	General Manager of Accounting
Phone:	+81-3-6838-6101

Ordinary General Meeting of Shareholders (scheduled):	June 24, 2014
Filing of Yuka Shoken Hokokusho to the Kanto Local		Commencement of Dividend Payment (scheduled):	June 24, 2014
Finance Bureau (scheduled):	June 25, 2014	Trading Accounts:	Established
Supplementary Materials on Annual Results:	Attached
IR Conference on Annual Results:	Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for Fiscal 2013 (for the fiscal year ended March 31, 2014)

(1) Consolidated Results of Operations

	(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2013	2,927,760	0.5	987,587	31.6	688,415	22.8
Fiscal 2012	2,913,005	7.2	750,376	15.6	560,516	15.6

Note:	Comprehensive Income: Fiscal 2013 ¥832,927 million, (34.4)%; Fiscal 2012: ¥1,270,809 million, 102.4%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2013	28.18	27.12	11.6	0.5	33.7
Fiscal 2012	22.96	22.05	10.9	0.4	25.7

Reference:	Equity in Income from Investments in Affiliates: Fiscal 2013: ¥15,491 million; Fiscal 2012: ¥(11,141) million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2013	175,822,885	8,304,549	3.6	253.25
Fiscal 2012	177,411,062	7,736,230	3.3	229.70

Reference:	Own Capital: As of March 31, 2014: ¥6,457,311 million; As of March 31, 2013: ¥5,927,135 million

Note:

Own Capital Ratio was calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100

Own Capital Ratio stated above was not calculated based on the public notice of Own Capital Ratio.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2013	(2,286,042)	10,607,483	(305,744)	19,432,425
Fiscal 2012	5,858,617	(749,691)	(283,872)	11,347,537

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share					Total Cash Dividends (Total)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million	%	%
Fiscal 2012	—	3.00	—	3.00	6.00	144,542	26.1	2.8
Fiscal 2013	—	3.00	—	3.50	6.50	157,448	23.0	2.6
Fiscal 2014 (estimate)	—	3.50	—	3.50	7.00		31.2

Note: Please refer to Cash Dividends for Shareholders of Classified Stock (unlisted) mentioned later, the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2014 (for the fiscal year ending March 31, 2015)

(%: Changes from the corresponding period of the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2014	—	—	—
Fiscal 2014	550,000	(20.1)	22.42

Note:	The number of shares of common stock used in the above calculation is based on the number of shares of common stock as of March 31, 2014.
It does not take into account any increase in the number of outstanding shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock.

øNotes

(1) Changes in Significant Subsidiaries during the Fiscal Year (changes in specified subsidiaries accompanying changes in the scope of consolidation): Yes

Newly consolidated: — (Company name: —); Excluded: 1 (Company name: Mizuho Bank, Ltd.)

(Note) For more information, please refer to “(6) Fundamental and Important Matters for the Preparation of Consolidated Financial Statements

1. Scope of Consolidation” on page 1-22 of the attachment.

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

 Changes in accounting policies due to revisions of accounting standards, etc.: Yes

‚ Changes in accounting policies other than  above: No

ƒ Changes in accounting estimates: No

„ Restatements: No

(Note)	For more information, please refer to “(7) Changes in Accounting Policies” on page 1-28 of the attachment.

(3) Issued Shares of Common Stock

 Year-end issued shares (including treasury stock):	As of March 31, 2014	24,263,885,187 shares	As of March 31, 2013	24,164,864,477 shares
‚ Year-end treasury stock:	As of March 31, 2014	13,817,747 shares	As of March 31, 2013	22,128,230 shares
ƒ Average number of outstanding shares:	Fiscal 2013	24,189,669,565 shares	Fiscal 2012	24,053,281,754 shares

(Reference) Non-Consolidated Financial Statements for Fiscal 2013

Financial Highlights for Fiscal 2013 (for the fiscal year ended March 31, 2014)

(1) Non-Consolidated Results of Operations

	(%: Changes from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%	¥ million	%
Fiscal 2013	316,886	20.8	294,294	22.0	289,031	22.5	285,861	18.4
Fiscal 2012	262,180	593.9	241,105	—	235,938	—	241,337	—

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
Fiscal 2013	11.53	11.25
Fiscal 2012	9.69	9.46

(2) Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2013	6,251,324	4,900,417	78.3	188.90
Fiscal 2012	6,202,149	4,788,923	77.1	182.43

Reference:	Own Capital: As of March 31, 2014: ¥4,897,237 million; As of March 31, 2013: ¥4,786,236 million

Note :	Own Capital Ratio was calculated as follows: (Total Net Assets - Stock Acquisition Rights) / Total Assets × 100
Own Capital Ratio stated above was not calculated based on the public notice of Own Capital Ratio.

(Presentation of Implementation Status of Review Procedure)

The audit procedure of consolidated and non-consolidated financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on January 27, 2014, both of which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share and total cash dividends related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share					Total Cash Dividends (Annual)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million
Eleventh Series Class XI Preferred Stock
Fiscal 2012	—	10.00	—	10.00	20.00	7,120
Fiscal 2013	—	10.00	—	10.00	20.00	6,437
Fiscal 2014 (estimate)	—	10.00	—	10.00	20.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2012	—	15.00	—	15.00	30.00	1,100
Fiscal 2013	—

(Note) Mizuho Financial Group Inc. acquired all of the Thirteenth Series Class XIII Preferred Stock as of July 11, 2013 and cancelled all of the relevant stock on the same day. Accordingly, cash dividend payments related to the Thirteenth Series Class XIII Preferred Stock will not be made in fiscal 2013.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Consolidated Results of Operations and Financial Conditions	p.1-3
	(1) Analysis of Results of Operations	p.1-3
	(2) Analysis of Financial Conditions	p.1-4
	(3) Basic Policy on Profit Distribution, Proposed Dividend Payment for Fiscal 2013 and Forecast Dividend Payment for Fiscal 2014	p.1-4

2.	Organization Structure of Mizuho Financial Group	p.1-5

3.	Management Policy	p.1-7
	(1) Principal Management Policy	p.1-7
	(2) Management’s Medium/Long-term Targets and Issues to be Resolved	p.1-7

4.	Consolidated Financial Statements and Others	p.1-13
	(1) Consolidated Balance Sheets	p.1-13
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-15
	(3) Consolidated Statements of Changes in Net Assets	p.1-18
	(4) Consolidated Statements of Cash Flows	p.1-20
	(5) Matters Related to the Assumption of Going Concern	p.1-22
	(6) Fundamental and Important Matters for the Preparation of Consolidated Financial Statements	p.1-22
	(7)Changes in Accounting Policies	p.1-28
	(8) Issued but not yet Adopted Accounting Standard and Others	p.1-29
	(9) Notes	p.1-30
(Notes to Consolidated Balance Sheet)
(Notes to Consolidated Statement of Income)
(Notes to Consolidated Statement of Comprehensive Income)
(Notes to Consolidated Statement of Changes in Net Assets)
(Notes to Consolidated Statement of Cash Flows)
(Financial Instruments)
(Securities)
(Notes to Money Held in Trust)
(Tax Effect Accounting)
(Business Segment Information)
(Per Share Information)
(Subsequent Events)

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Mizuho Financial Group, Inc.

5.	Non-Consolidated Financial Statements	p.1-47
	(1) Non-Consolidated Balance Sheets	p.1-47
	(2) Non-Consolidated Statements of Income	p.1-49
	(3) Non-Consolidated Statements of Changes in Net Assets	p.1-50

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for May 23, 2014 (Friday). The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group HP immediately after the conference.

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Mizuho Financial Group, Inc.

1. Consolidated Results of Operations and Financial Conditions

(1) Analysis of Results of Operations

Reviewing the economic environment over the fiscal year ended March 31, 2014, the global economy continued to recover gradually although weakness in the recovery is seen in some regions. As for the future direction of the economy, continued recovery is expected particularly in the major industrialized countries.

In the United States, there continues to be visible signs of recovery: production and employment improved in general, and consumption has been steady. As for the future direction of the economy, although the possible effects of the scaling back of monetary easing policy among other things should be noted, gradual recovery in the economy is expected to continue, together with the reduction of downward pressure on the fiscal front.

In Europe, the economies of the region are on a recovery trend, with continued steady recovery in the U.K. and improved business conditions of companies in the Euro area. Although it is expected that the economies of the region, led by exports and production, will continue to follow a track to recovery, the effect of the unstable situation in Ukraine, as well as the consequence of debt problems and a high unemployment rate, needs continued and careful observation.

In Asia, although China’s economy continues to expand in a stable manner, the growth rate is relatively low compared to recent historic levels. As for the future direction of the economy, a possible slowdown was recognized as the expansion rate of investment in manufacturing and real estate decreased mainly due to adjustment pressures on capital assets, such as due to excess capacity. The economies of the region as a whole were strong due to favorable results in exports with the continuing recovery in the major industrialized countries. On the other hand, regarding the economies of other emerging countries, there are concerns of momentum being lost for the time being due to the effects of tight monetary policies in some regions, including those regions outside Asia, against the backdrop of the depreciation of their currencies against other currencies and inflation concerns.

In Japan, the gradual economic recovery continued due to the improved export profitability following the depreciation of the yen against other currencies. Increased consumer spending was seen due to a last minute rise in demand before the raising of the consumption tax rate on April 1. As for the future direction of the economy, while the negative after-effects of the last minute rise in demand before the tax increase may temporarily act as a drag on economic growth, the Japanese economy can be expected to pick up in line with the gradual recovery of the global economy.

Under the foregoing business environment, we recorded Consolidated Gross Profits of ¥2,035.2 billion for fiscal 2013, decreasing by ¥136.4 billion from the end of the previous fiscal year.

Gross Profits of aggregate figures for Mizuho Bank and Mizuho Trust & Banking on a non-consolidated basis (BK+TB (ø)) decreased by ¥179.2 billion on a year-on-year basis to ¥1,506.8 billion. Total income from Customer Groups increased by ¥82.2 billion mainly due to increases in income from domestic business, particularly Non-interest income, as well as in income from overseas business particularly in Asia. Income from Trading and Others decreased by ¥261.4 billion due to the falloff of Net Gains (Losses) related to Bonds that were very strong in fiscal 2012. General and Administrative Expenses of BK+TB increased by ¥24.5 billion on a year-on-year basis to ¥864.2 billion mainly due to strategic expenses and depreciation in yen despite promoting cost structure reforms.

Net Operating Revenues of Mizuho Securities on a consolidated basis (SC) increased by ¥28.4 billion on a year-on-year basis (simple aggregate figures for Mizuho Investors Securities (before the merger with SC conducted on January 4, 2013) and SC) due to increases in equity brokerage commissions and commissions and fees related to investment trusts.

As a result, Consolidated Net Business Profits decreased by ¥167.8 billion on a year-on-year basis to ¥744.2 billion.

Consolidated Credit-related Costs were a reversal of ¥112.8 billion.

Consolidated Net Gains (Losses) related to Stocks improved by ¥159.9 billion on a year-on-year basis to net gains of ¥77.0 billion, mainly due to a decrease in losses on impairment (devaluation) of stocks.

Consolidated Net Income of SC increased by ¥25.2 billion on a year-on-year basis (simple aggregate figures for Mizuho Investors Securities (before the merger with SC conducted on January 4, 2013) and SC) to ¥51.2 billion.

As a result, Consolidated Net Income increased by ¥127.8 billion on a year-on-year basis to ¥688.4 billion.

This result exceeded the revised earnings plan for fiscal 2013 of ¥600.0 billion and record high Consolidated Net Income was reported.

As for earnings estimates for fiscal 2014, we estimate Ordinary Profits of ¥850.0 billion and Net Income of ¥550.0 billion on a consolidated basis.

(ø) Mizuho Bank and Mizuho Corporate Bank merged in July 2013. As for figures for Mizuho Bank (BK), figures for the former BK for the first quarter, Mizuho Corporate Bank for the first quarter, and BK after the merger from the second quarter to the fourth quarter are simply aggregated. As for figures for the past, figures for the former BK and Mizuho Corporate Bank are simply aggregated.

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(2) Analysis of Financial Conditions

Consolidated total assets as of March 31, 2014 amounted to ¥175,822.8 billion, decreasing by ¥1,588.1 billion from the end of the previous fiscal year, mainly due to decreases in Securities.

Securities were ¥43,997.5 billion, decreasing by ¥9,474.8 billion from the end of the previous fiscal year.

Loans and Bills Discounted amounted to ¥69,301.4 billion, increasing by ¥1,764.5 billion from the end of the previous fiscal year.

Deposits amounted to ¥89,055.5 billion, increasing by ¥4,813.5 billion from the end of the previous fiscal year.

Net Assets amounted to ¥8,304.5 billion, increasing by ¥568.3 billion from the end of the previous fiscal year. Shareholders’ Equity was ¥5,676.2 billion, Accumulated Other Comprehensive Income was ¥781.0 billion and Minority Interests was ¥1,844.0 billion.

Net Cash Provided in Operating Activities was ¥(2,286.0) billion mainly due to decreased guarantee deposits received under securities lending transactions. Net Cash Provided (Used in) by Investing Activities was ¥10,607.4 billion mainly due to sale of securities, and Net Cash Provided in Financing Activities was ¥(305.7) billion mainly due to cash dividends paid.

As a result, Cash and Cash Equivalents as of March 31, 2014 was ¥19,432.4 billion.

(3) Basic Policy on Profit Distribution, Proposed Dividend Payment for Fiscal 2013 and Forecast Dividend Payment for Fiscal 2014

We continue to perform “disciplined capital management” policy which maintains the optimum balance between “strengthening of stable capital base” and “steady returns to shareholders.”

Based on this policy, in consideration of our consolidated financial results, we plan to make cash dividend payments of common stock for the end of the fiscal year ending March 31, 2014 as previously predicted in Dividends Estimates in which we increased the amount by ¥0.50 as follows. We also plan to make cash dividend payments of Eleventh Series Class XI for the end of the fiscal year ending March 31, 2014 as prescribed.

Common Stock	¥3.50 per share	(as predicted in Dividends Estimates	)
Annual cash dividends including interim dividends	¥6.50 per share
Eleventh Series Class XI	¥10.00 per share
Annual cash dividends including interim dividends	¥20.00 per share

With the result of fiscal 2013, we believe that we have reached a certain capital level that can support our future growth strategy. In and after fiscal 2014, we continuously consider the optimum balance between “strengthening of stable capital base” and “steady returns to shareholders.” As a new policy to return profits to shareholders, we aim “steady dividend payout” setting a “dividend payout ratio on a consolidated basis of approximately 30%” as a guide for our consideration and realize “steady returns to shareholders.”

We will comprehensively consider the business environment such as the Group’s business result, profit base, capital, and domestic and international regulation trends such as the Basel framework and determine cash dividend payments for each term.

Based on this policy, as to the dividend forecast of common stock for fiscal 2014, we plan to make cash dividend payments of ¥7.00 per share of common stock, increasing by ¥0.50 compared to fiscal 2013. As for the dividend forecast of preferred stock of fiscal 2014, we plan to make cash dividend payments as prescribed. We intend to continue payments of cash dividends at the interim period to return profits to shareholders in a timely way.

(Dividends Estimates for Fiscal 2014)

Common Stock	Cash Dividends per Share	¥7.00
	of which Interim Dividends	¥3.50

Eleventh Series Class XI	Cash Dividends per Share	¥20.00
	of which Interim Dividends	¥10.00

The above dividend estimate is based on information that is currently available to us and on assumptions regarding factors that have an influence on future results of operations. Actual results may differ materially from these estimates. Please refer to “forward-looking statements” on the second page of this immediate release.

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Mizuho Financial Group, Inc.

2. Organization Structure of Mizuho Financial Group

Mizuho Financial Group (the “Group”) is composed of Mizuho Financial Group, Inc. (“MHFG”) and its affiliates. The Group provides banking business, trust business, securities business, and other financial services.

(as of March 31, 2014)

≪MHFG≫ (Note)
General Meeting of Shareholders
Corporate Auditors/ Board of Corporate Auditors
Corporate Auditors Office
Board of Directors
Nominating Committee
Compensation Committee
Executive Management Committee
President & CEO (Group CEO)
Business Policy Committees
Group Strategy Conferences
Internal Audit Committee
Personal Banking Unit
Personal Banking Coordination Division
Retail Banking Unit
Retail Baking Coordination Division
Corporate Banking Unit (Large Corporations)
Corporate Banking Coordination Division (Large Corporations)
Corporate Banking Unit
Corporate Banking Coordination Division
Financial Institutions & Public Sector Business Unit
Financial Institutions & Public Sector Business Coordination Division
International Banking Unit
International Coordination Division
Investment Banking Unit
Investment Banking Coordination Division
Transaction Banking Unit
Transaction Banking Coordination Division
Asset Management Unit
Asset Management Coordination Division
Markets Unit
Markets Coordination Division
Strategic Planning Group
Group Planning Division
Corporate Planning Division
Corporate Communications Division
Administration Division
Customer Satisfaction Division
Branch Network Planning Division
Financial Control & Accounting Group
Financial Planning Division
Portfolio Management Division
Strategic Investment Division
Accounting Division
Investor Relations Division
Risk Management Group
Risk Management Division
Credit Risk Management Division
Human Resources Group
Group Human Resources Division
IT & Systems Group
IT & Systems Planning Division
IT & Systems Promotion Division
Operations Group
Operations Planning Division
Compliance Group
Compliance Division
Compliance Promotion Division No.1
Compliance Promotion Division No.2
Legal Division
Executive Secretariat
Internal Audit Group
Internal Audit Division
Significant subsidiaries and affiliates
○: Consolidated subsidiaries
△: affiliates under the equity method
○Mizuho Bank, Ltd.
Significant subsidiaries and affiliates of Mizuho Bank, Ltd.
○Mizuho Credit Guarantee Co., Ltd.
○Defined Contribution Plan Services Co., Ltd.
○Mizuho Factors,Limited
○Mizuho Capital Co., Ltd.
○UC Card Co., Ltd.
○ Mizuho-DL Financial Technology Co., Ltd.
○Mizuho Bank (China), Ltd.
○PT. Bank Mizuho Indonesia
○Mizuho Bank Nederland N.V.
○Mizuho Bank (USA)
○Mizuho Capital Markets Corporation
△Orient Corporation
△Joint Stock Commercial Bank for Foreign Trade of Vietnam
○Mizuho Trust & Banking Co., Ltd.
Significant subsidiaries and affiliates of Mizuho Trust & Banking Co., Ltd.
○Mizuho Trust Realty Company Limited
○Mizuho Trust & Banking Co. (USA)
○Mizuho Trust & Banking (Luxembourg) S.A.
△Japan Stockholders Data Service Company, Limited
△Japan Pension Operation Service, Ltd.
○Mizuho Securities Co., Ltd.
Significant subsidiaries and affiliates of Mizuho Securities Co., Ltd.
○Shinko Asset Management Co., Ltd.
○Mizuho International plc
○Mizuho Securities USA Inc.
○Mizuho Securities Asia Limited
○Mizuho Bank (Switzerland) Ltd
○Trust & Custody Services Bank, Ltd.
○Mizuho Asset Management Co., Ltd.
△DIAM Co., Ltd.
○Mizuho Research Institute Ltd.
○Mizuho Information & Research Institute, Inc.
○Mizuho Financial Strategy Co., Ltd.
○Mizuho Private Wealth Management Co., Ltd.

(Note)	MHFG conducted the structure change as of April, 1, 2014.
1.	“Global Career Management Division” was newly established in Human Resources Group (jointly supervised by International Banking Unit).
2.	“Corporate Secretariat “ was established.

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Of the major domestic subsidiaries and affiliates, the following company is listed on domestic stock exchanges:

Company Name	Location	Main Business	Ownership Percentage (%)	Listed Stock Exchanges
Orient Corporation	Chiyoda-Ku, Tokyo	Credit Business	22.3 22.3	Tokyo Stock Exchange (First Section)

Italic figures of Ownership Percentage denote percentage of interest held by subsidiaries.

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Mizuho Financial Group, Inc.

3. Management Policy

(1) Principal Management Policy

In 2013, The Group established a new Mizuho Corporate Identity, as fundamental mindsets underlying all of its corporate activities, which is comprised of Corporate Philosophy, Vision, and the Mizuho Values. Sharing the new group corporate identity and working as one group, the Group will operate and promote business, bringing fruitfulness for each customer and contributing to the prosperity of economies and societies.

1. Corporate Philosophy: Mizuho’s fundamental approach to business activities

Mizuho, the leading Japanese financial services group with a global presence and a broad customer base, is committed to:

Providing customers worldwide with the highest quality financial services with honesty and integrity;

Anticipating new trends on the world stage;

Expanding our knowledge in order to help customers shape their future;

Growing together with our customers in a stable and sustainable manner; and

Bringing together our group-wide expertise to contribute to the prosperity of economies and societies throughout the world.

These fundamental commitments support our primary role in bringing fruitfulness for each customer and the economies and the societies in which we operate. Mizuho creates lasting value. It is what makes us invaluable.

2. Vision: Mizuho’s vision for the future

The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia and Japan.

1.	The most trusted financial services group

2.	The best financial services provider

3.	The most cohesive financial services group

3. The Mizuho Values: The shared values and principles of Mizuho’s people

1.	Customer First: The most trusted partner lighting the future

2.	Innovative Spirit: Progressive and flexible thinking

3.	Team Spirit: Diversity and collective strength

4.	Speed: Sharpness and promptness

5.	Passion: Communication and challenge for the future

(2) Management’s Medium/Long-term Targets and Issues to be Resolved

The Group started a new medium-term business plan for the three years named the “One MIZUHO New Frontier Plan—Stepping up to the Next Challenge—” from fiscal 2013. This plan is a proactive plan aimed at launching the new Mizuho toward the “new frontier” of the next generation of finance, in response to structural and regulatory changes in the economy and society both in Japan and overseas. As part of this plan, the Group has developed five basic policies on the basis of Mizuho’s vision for the Group’s future, the necessary elements for the new frontier of finance, and the Group’s future direction based on an analysis of Mizuho’s current situation, and also, adding more detail to these five basic policies, we have developed ten basic strategies in terms of business strategy and management foundations, as stated below.

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Mizuho Financial Group, Inc.

The Group will continue the steady implementation of the medium-term business plan for fiscal 2014, the second fiscal year of the medium-term business plan. In addition, the Group will further accelerate the unified strategies across the group-wide banking, trust banking and securities business areas in order to further advance One MIZUHO and will strengthen its group governance and continuously promote actions for the establishment of a strong corporate culture in order to promote the development of foundations that support One MIZUHO.

[Mizuho’s Vision]

The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia and Japan.

1.	The most trusted financial services group

2.	The best financial services provider

3.	The most cohesive financial services group

[Five Basic Policies]

1.	Further develop integrated strategies across the group for each customer segment to respond to the diverse needs of our customers.

2.	Contribute to sustainable development of the world and Japan by proactively responding to change.

3.	Mizuho Means Asia: accelerate globalization.

4.	Build strong financial and management foundations to support the essence of Mizuho.

5.	Form strong corporate governance and culture in the spirit of One MIZUHO.

[Ten Basic Strategies]

[Business Strategy]

1.	Strengthen integrated financial services by unifying banking, trust banking and securities functions to respond to finely delineated corporate and personal banking segments

2.	Perform consulting functions taking advantage of our industry and business knowledge and forward-looking perspective.

3.	Support formation of personal financial assets in Japan and invigorate their investment.

4.	Strengthen proactive risk-taking functions for growth industries and corporations.

5.	Strengthen and expand Asia-related business in Japan and on a global basis.

6.	Cultivate multi-level transactions by capturing the accelerating global capital and trade flows.

[Business Management, Management Foundations, etc.]

7.	Strengthen stable financial foundations based on abundant liquidity and appropriate capital levels.

8.	Establish the optimal management foundations (human resources and business infrastructure) to support business strategy.

9.	Further strengthen proactive governance and risk management.

10.	Embed the new Mizuho corporate identity toward forming a common culture throughout the group and take actions toward being the best financial services provider.

[Group Structure and Group Operational Structure of Mizuho]

To establish the advanced group management structure, the Group moved to a new group capital structure which places banking, trust banking, securities and other major group companies under the direct control of MHFG.

In addition, from April 2013, the Group has been promoting business strategies across the group-wide banking, trust banking, securities and other business areas and has moved to a new group operational structure that enables MHFG to determine strategies and initiatives and formulate business plans. Specifically, MHFG established ten business units and head-office coordination divisions to determine strategies and initiatives across the group-wide banking, trust banking, securities business areas. Furthermore, MHFG established five group strategy conferences concerning the strategies for retail (personal), wholesale (corporate), international (overseas), asset management and markets, as forums to comprehensively deliberate on important matters in terms of group business strategy among units.

1-8

Mizuho Financial Group, Inc.

Moreover, in light of the further strengthening of the business strategy planning and promotion function and of the group governance of MHFG, it was decided that certain measures, including appointment of officers who are responsible for multiple units and review of the structure whereby concurrent positions are held by certain people among the Group’s corporate planning and management personnel, would be implemented from April 2014.

The Group will continue to build the most effective and advanced group management structure.

The Group will also continue to consider the possibility of consolidation between MHBK and MHTB.

Group Structure of Mizuho

1-9

Mizuho Financial Group, Inc.

Group Operational Structure of Mizuho

*	In principle, group companies other than the above belong to each segment depending on the characteristics of their businesses.
*	The five group strategy conferences (Group Retail Strategy Conference, Group Wholesale Strategy Conference, Group International Strategy Conference, Group Asset Management Strategy Conference, and Group Markets Strategy Conference) are established at the holding company as the forums to comprehensively deliberate on important matters regarding group business strategy among units.

1-10

Mizuho Financial Group, Inc.

[Business Strategy]

Based on the ten basic strategies under the medium-term business plan, the Group will strengthen integrated financial services by unifying banking, trust banking and securities functions to respond to finely delineated corporate and personal segments.

With respect to business with individual customers, the Group will provide a wide range of financial products ranging from loans to investments responding to individual customers’ life cycles and aspirations. The Group will also make an effort to build advanced yet simple, convenient and optimal next-generation retail services and to provide customers with easy to understand financial services. In addition, for business owners, etc., the Group will provide business as well as asset management services for both of their corporate and personal needs.

With respect to business with corporate customers, the Group will provide advice on customers’ management issues such as business strategy and capital structure as well as group-wide appropriate financial solutions that cross over each of the product lines of the Group. In addition, while making proposals based on global industry knowledge and funding for growth, the Group will also focus on supporting customers’ overseas expansion. Moreover, the Group will cooperate with customers among regional financial institutions as their “area partner” with an aim to invigorate the regions.

With respect to business with overseas customers, the Group will seamlessly develop a wide range of sophisticated financial services based in Asia and Japan. The Group will also seek to build medium to long-term relationships with customers, not merely those developed through loan transactions, but also those backed by the Group’s industry knowledge and ability to provide products. In addition, the Group will strengthen the overseas transaction business so as to be capable to respond to the accelerating global capital and trade flows and devote itself to providing distinctive settlement services especially in Asia.

[Business Management, Management Foundations, etc.]

The Group will also firmly exert efforts to strengthen its business management and management foundations, which are inextricably linked to the business strategy.

In order to fulfill our social responsibilities as a member of the global financial community, we will exert efforts to further enhance our group governance and strengthen our crisis management capabilities, in addition to our efforts to further facilitate the progress of our business model. Specifically, the Group will transform itself into a Company with Committees on the condition that such transformation is approved at a general meeting of the shareholders. Through such measure, the Group will thoroughly separate the supervisory functions from the execution of business in order to strengthen the supervisory functions by the Board of Directors over the execution of business and ensure the effectiveness of governance. At the same time, by delegating the Board of Directors’ decision making authority concerning the execution of business to the Executive Officers to the maximum extent permitted by laws and regulations, the Group will realize the swift and flexible decision making that makes company management with a sense of speed possible. In addition, the Group will secure the transparency and fairness of its supervision process by actively introducing the perspective of outside persons in the Nominating Committee, Compensation Committee and Audit Committee. Furthermore, the Group will actively adopt the global trends concerning governance through such measures as appointment of the Chairperson of the Board of Directors from among, in principle, Outside Directors and will establish a governance system suitable for one of the global systemically important financial institutions (G-SIFIs). As for the strengthening of the Group’s crisis management capabilities, through the newly-established designated organizations, the Group will continue to establish systems that will respond appropriately to crises by accurately detecting signs and indicators of crises in advance, in addition to its effort to strengthen the ability to respond to emergency situations or events of emergency. At the same time, the Group will continue to take measures to enhance risk governance by taking into consideration the global trends concerning regulations.

1-11

Mizuho Financial Group, Inc.

Furthermore, the Group will continuously make efforts to establish a strong corporate culture that supports strong group governance.

The Group will continue to endeavor to strengthen its governance system and systems for compliance with laws and regulations, and at the same time, it will pursue its group strategy by sharing with all of its management and employees the determination represented by the brand slogan, in the spirit of One MIZUHO. The Group will promote CSR initiatives and contribute to the sustainable development of society on a group-wide basis and further promote its corporate values.

1-12

Mizuho Financial Group, Inc.

4. Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2013	As of March 31, 2014
Assets
Cash and Due from Banks	¥12,333,997	¥	*8	20,610,276
Call Loans and Bills Purchased	530,541			467,758
Receivables under Resale Agreements	9,025,049			8,349,528
Guarantee Deposits Paid under Securities Borrowing Transactions	5,543,914			5,010,740
Other Debt Purchased	1,279,964			3,263,057
Trading Assets	14,076,928		*8	11,469,811
Money Held in Trust	96,014			168,369
Securities	53,472,399		*1,*8,*16	43,997,517
Loans and Bills Discounted	67,536,882		*3,*4,*5,*6,*7,*8,*9	69,301,405
Foreign Exchange Assets	1,412,601		*7	1,576,167
Derivatives other than for Trading Assets	4,475,055			2,820,468
Other Assets	2,599,553		*8	2,840,720
Tangible Fixed Assets	901,085		*11,*12	925,266
Buildings	315,268			323,194
Land	463,851		*10	459,986
Lease Assets	17,373			18,838
Construction in Progress	23,875			34,830
Other Tangible Fixed Assets	80,716			88,415
Intangible Fixed Assets	477,546			531,501
Software	210,244			286,028
Goodwill	57,686			62,238
Lease Assets	4,522			5,332
Other Intangible Fixed Assets	205,093			177,902
Net Defined Benefit Asset	—			413,073
Deferred Tax Assets	165,299			104,909
Customers’ Liabilities for Acceptances and Guarantees	4,224,259			4,588,646
Reserves for Possible Losses on Loans	(739,990)			(616,307)
Reserve for Possible Losses on Investments	(40)			(27)

Total Assets	¥177,411,062	¥		175,822,885

1-13

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2013	As of March 31, 2014
Liabilities
Deposits	¥84,241,955	¥	*8	89,055,505
Negotiable Certificates of Deposit	15,326,781			12,755,776
Call Money and Bills Sold	6,126,424		*8	7,194,432
Payables under Repurchase Agreements	17,451,041		*8	16,797,803
Guarantee Deposits Received under Securities Lending Transactions	11,325,439		*8	6,085,331
Commercial Paper	472,718			677,459
Trading Liabilities	7,686,442			8,183,037
Borrowed Money	7,699,440		*8,*13	7,838,357
Foreign Exchange Liabilities	182,473			323,327
Short-term Bonds	477,400			584,568
Bonds and Notes	5,141,746		*14	5,245,743
Due to Trust Accounts	1,120,696			1,300,655
Derivatives other than for Trading Liabilities	4,404,754			3,004,497
Other Liabilities	3,501,064			3,570,902
Reserve for Bonus Payments	45,754			52,641
Reserve for Employee Retirement Benefits	38,632			—
Net Defined Benefit Liability	—			46,006
Reserve for Director and Corporate Auditor Retirement Benefits	1,612			1,547
Reserve for Possible Losses on Sales of Loans	48			1,259
Reserve for Contingencies	16,859			6,309
Reserve for Reimbursement of Deposits	16,464			16,451
Reserve for Reimbursement of Debentures	35,417			54,956
Reserves under Special Laws	1,203			1,273
Deferred Tax Liabilities	54,221			50,783
Deferred Tax Liabilities for Revaluation Reserve for Land	81,977		*10	81,060
Acceptances and Guarantees	4,224,259			4,588,646

Total Liabilities	169,674,832			167,518,336

Net Assets
Common Stock and Preferred Stock	2,254,972			2,254,972
Capital Surplus	1,109,508			1,109,508
Retained Earnings	1,814,782			2,315,608
Treasury Stock	(4,661)			(3,874)

Total Shareholders’ Equity	5,174,601			5,676,215

Net Unrealized Gains (Losses) on Other Securities	615,883			733,522
Deferred Gains or Losses on Hedges	84,634			(6,677)
Revaluation Reserve for Land	142,345		*10	140,745
Foreign Currency Translation Adjustments	(90,329)			(63,513)
Remeasurements of Defined Benefit Plans	—			(22,979)

Total Accumulated Other Comprehensive Income	752,533			781,096

Stock Acquisition Rights	2,687			3,179
Minority Interests	1,806,407			1,844,057

Total Net Assets	7,736,230			8,304,549

Total Liabilities and Net Assets	¥177,411,062	¥		175,822,885

1-14

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the fiscal year ended March 31, 2013	For the fiscal year ended March 31, 2014
Ordinary Income	¥2,913,005	¥		2,927,760
Interest Income	1,421,609			1,417,569
Interest on Loans and Bills Discounted	917,263			920,295
Interest and Dividends on Securities	323,901			324,340
Interest on Call Loans and Bills Purchased	5,548			6,013
Interest on Receivables under Resale Agreements	52,394			29,602
Interest on Securities Borrowing Transactions	10,647			7,664
Interest on Due from Banks	21,527			35,771
Other Interest Income	90,326			93,880
Fiduciary Income	48,506			52,014
Fee and Commission Income	617,681			682,400
Trading Income	215,033			189,020
Other Operating Income	413,157			255,422
Other Ordinary Income	197,015			331,333
Gains on Reversal of Reserves for Possible Losses on Loans	—			103,690
Recovery of Written-off Claims	26,914			25,160
Other	170,100		*1	202,481
Ordinary Expenses	2,162,628			1,940,173
Interest Expenses	345,710			309,266
Interest on Deposits	96,970			105,802
Interest on Negotiable Certificates of Deposit	32,196			28,073
Interest on Call Money and Bills Sold	7,865			7,731
Interest on Payables under Repurchase Agreements	53,667			27,947
Interest on Securities Lending Transactions	19,065			9,860
Interest on Commercial Paper	1,676			1,826
Interest on Borrowed Money	29,796			26,527
Interest on Short-term Bonds	2,053			1,808
Interest on Bonds and Notes	71,148			72,152
Other Interest Expenses	31,269			27,536
Fee and Commission Expenses	110,303			121,631
Trading Expenses	—			1,598
Other Operating Expenses	88,258			128,647
General and Administrative Expenses	1,244,647			1,258,227
Other Ordinary Expenses	373,708			120,800
Provision for Reserves for Possible Losses on Loans	78,721			—
Other	294,986		*2	120,800

Ordinary Profits	¥750,376	¥		987,587

1-15

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2013	For the fiscal year ended March 31, 2014
Extraordinary Gains	¥1,047	¥		12,941
Gains on Disposition of Tangible Fixed Assets	1,032			428
Gains on Negative Goodwill Incurred	—			5,621
Reversal of Reserve for Contingent Liabilities from Financial Instruments and Exchange	15			—
Other Extraordinary Gains	—		*3	6,891
Extraordinary Losses	33,591			15,161
Losses on Disposition of Tangible Fixed Assets	7,263			6,929
Losses on Impairment of Fixed Assets	11,912			6,506
Other Extraordinary Losses	14,415		*4	1,725

Income before Income Taxes and Minority Interests	717,832			985,366

Income Taxes:
Current	64,559			142,639
Refund of Income Taxes	(14,158)			(5,629)
Deferred	7,461			77,960

Total Income Taxes	57,862			214,970

Income before Minority Interests	659,970			770,396

Minority Interests in Net Income	99,454			81,980

Net Income	¥560,516	¥		688,415

1-16

Mizuho Financial Group, Inc.

[CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME]

	Millions of yen
	For the fiscal year ended March 31, 2013	For the fiscal year ended March 31, 2014
Income before Minority Interests	¥659,970	¥		770,396
Other Comprehensive Income	610,839		*1	62,531
Net Unrealized Gains (Losses) on Other Securities	575,930			135,024
Deferred Gains or Losses on Hedges	17,353			(91,618)
Revaluation Reserve for Land	(41)			3
Foreign Currency Translation Adjustments	4,731			15,979
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	12,864			3,142

Comprehensive Income	1,270,809			832,927

(Breakdown)
Comprehensive Income Attributable to Owners of the Parent	1,168,611			741,562
Comprehensive Income Attributable to Minority Interests	102,198			91,365

1-17

Mizuho Financial Group, Inc.

(3) CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

For the fiscal year ended March 31,2013

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,254,972	1,109,783	1,405,066	(7,074)	4,762,749
Changes during the period
Cash Dividends	—	—	(152,694)	—	(152,694)
Net Income	—	—	560,516	—	560,516
Repurchase of Treasury Stock	—	—	—	(395)	(395)
Disposition of Treasury Stock	—	(275)	(355)	2,807	2,176
Cancellation of Treasury Stock	—	—	—	—	—
Transfer from Revaluation Reserve for Land	—	—	2,249	—	2,249
Change of scope of consolidation	—	—	—	—	—
Increase in Retained Earnings due to change of accounting period of subsidiaries	—	—	—	—	—
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—

Total Changes during the period	—	(275)	409,715	2,412	411,852

Balance as of the end of the period	2,254,972	1,109,508	1,814,782	(4,661)	5,174,601

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Minority Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	37,857	67,045	144,635	(102,850)	—	146,687	2,158	1,957,699	6,869,295
Changes during the period
Cash Dividends	—	—	—	—	—	—	—	—	(152,694)
Net Income	—	—	—	—	—	—	—	—	560,516
Repurchase of Treasury Stock	—	—	—	—	—	—	—	—	(395)
Disposition of Treasury Stock	—	—	—	—	—	—	—	—	2,176
Cancellation of Treasury Stock	—	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land	—	—	—	—	—	—	—	—	2,249
Change of scope of consolidation	—	—	—	—	—	—	—	—	—
Increase in Retained Earnings due to change of accounting period of subsidiaries	—	—	—	—	—	—	—	—	—
Net Changes in Items other than Shareholders’ Equity	578,026	17,588	(2,290)	12,520	—	605,845	528	(151,292)	455,082

Total Changes during the period	578,026	17,588	(2,290)	12,520	—	605,845	528	(151,292)	866,934

Balance as of the end of the period	615,883	84,634	142,345	(90,329)	—	752,533	2,687	1,806,407	7,736,230

1-18

Mizuho Financial Group, Inc.

For the fiscal year ended March 31,2014

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,254,972	1,109,508	1,814,782	(4,661)	5,174,601
Changes during the period
Cash Dividends	—	—	(152,265)	—	(152,265)
Net Income	—	—	688,415	—	688,415
Repurchase of Treasury Stock	—	—	—	(37,387)	(37,387)
Disposition of Treasury Stock	—	—	(31)	1,177	1,145
Cancellation of Treasury Stock	—	—	(36,997)	36,997	—
Transfer from Revaluation Reserve for Land	—	—	1,604	—	1,604
Change of scope of consolidation	—	—	(3)	—	(3)
Increase in Retained Earnings due to change of accounting period of subsidiaries	—	—	104	—	104
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—

Total Changes during the period	—	—	500,826	787	501,614

Balance as of the end of the period	2,254,972	1,109,508	2,315,608	(3,874)	5,676,215

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Minority Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	615,883	84,634	142,345	(90,329)	—	752,533	2,687	1,806,407	7,736,230
Changes during the period
Cash Dividends	—	—	—	—	—	—	—	—	(152,265)
Net Income	—	—	—	—	—	—	—	—	688,415
Repurchase of Treasury Stock	—	—	—	—	—	—	—	—	(37,387)
Disposition of Treasury Stock	—	—	—	—	—	—	—	—	1,145
Cancellation of Treasury Stock	—	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land	—	—	—	—	—	—	—	—	1,604
Change of scope of consolidation	—	—	—	—	—	—	—	—	(3)
Increase in Retained Earnings due to change of accounting period of subsidiaries	—	—	—	—	—	—	—	—	104
Net Changes in Items other than Shareholders’ Equity	117,638	(91,311)	(1,600)	26,816	(22,979)	28,562	492	37,649	66,705

Total Changes during the period	117,638	(91,311)	(1,600)	26,816	(22,979)	28,562	492	37,649	568,319

Balance as of the end of the period	733,522	(6,677)	140,745	(63,513)	(22,979)	781,096	3,179	1,844,057	8,304,549

1-19

Mizuho Financial Group, Inc.

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	For the fiscal year ended March 31, 2013	For the fiscal year ended March 31, 2014
Cash Flow from Operating Activities
Income before Income Taxes and Minority Interests	¥717,832	¥985,366
Depreciation	154,147	153,098
Losses on Impairment of Fixed Assets	11,912	6,506
Amortization of Goodwill	3,405	3,672
Gains on Negative Goodwill Incurred	—	(5,621)
Equity in Loss (Gain) from Investments in Affiliates	11,141	(15,491)
Increase (Decrease) in Reserves for Possible Losses on Loans	33,845	(143,059)
Increase (Decrease) in Reserve for Possible Losses on Investments	30	(14)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	40	1,210
Increase (Decrease) in Reserve for Contingencies	(7,699)	(16,385)
Increase (Decrease) in Reserve for Bonus Payments	6,014	4,331
Increase (Decrease) in Reserve for Employee Retirement Benefits	2,355	—
Increase (Decrease) in Net Defined Benefit Asset	—	(32,414)
Increase (Decrease) in Net Defined Benefit Liability	—	3,011
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(648)	(88)
Increase (Decrease) in Reserve for Reimbursement of Deposits	694	(12)
Increase (Decrease) in Reserve for Reimbursement of Debentures	15,224	19,538
Interest Income—accrual basis	(1,421,609)	(1,417,569)
Interest Expenses—accrual basis	345,710	309,266
Losses (Gains) on Securities	(145,837)	(115,111)
Losses (Gains) on Money Held in Trust	(52)	(97)
Foreign Exchange Losses (Gains)—net	(1,015,067)	(903,027)
Losses (Gains) on Disposition of Fixed Assets	6,231	6,500
Decrease (Increase) in Trading Assets	380,193	2,944,549
Increase (Decrease) in Trading Liabilities	(756,195)	228,270
Decrease (Increase) in Derivatives other than for Trading Assets	125,822	1,809,906
Increase (Decrease) in Derivatives other than for Trading Liabilities	(25,229)	(1,537,943)
Decrease (Increase) in Loans and Bills Discounted	(2,452,446)	(1,853,147)
Increase (Decrease) in Deposits	4,480,920	3,587,057
Increase (Decrease) in Negotiable Certificates of Deposit	3,048,889	(2,975,290)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(7,094,654)	186,454
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	174,771	195,716
Decrease (Increase) in Call Loans, etc.	(973,265)	1,920,731
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	862,495	533,173
Increase (Decrease) in Call Money, etc.	3,883,905	(1,620,912)
Increase (Decrease) in Commercial Paper	57,699	(108,048)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	3,615,066	(5,240,107)
Decrease (Increase) in Foreign Exchange Assets	(325,934)	(68,099)
Increase (Decrease) in Foreign Exchange Liabilities	(51,158)	140,124
Increase (Decrease) in Short-term Bonds (Liabilities)	(60,798)	107,168
Increase (Decrease) in Bonds and Notes	185,465	25,941
Increase (Decrease) in Due to Trust Accounts	117,567	179,958
Interest and Dividend Income—cash basis	1,470,305	1,497,731
Interest Expenses—cash basis	(361,309)	(328,747)
Other—net	931,299	(631,487)

Subtotal	5,951,082	(2,163,391)

Cash Refunded (Paid) in Income Taxes	(92,464)	(122,650)

Net Cash Provided by (Used in) Operating Activities	5,858,617	(2,286,042)

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Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2013	For the fiscal year ended March 31, 2014
Cash Flow from Investing Activities
Payments for Purchase of Securities	(110,660,283)			(72,279,170)
Proceeds from Sale of Securities	95,288,761			73,065,653
Proceeds from Redemption of Securities	14,782,620			10,156,411
Payments for Increase in Money Held in Trust	(57,715)			(76,215)
Proceeds from Decrease in Money Held in Trust	32,089			3,871
Payments for Purchase of Tangible Fixed Assets	(48,044)			(89,425)
Payments for Purchase of Intangible Fixed Assets	(96,661)			(142,229)
Proceeds from Sale of Tangible Fixed Assets	6,413			5,172
Proceeds from Sale of Intangible Fixed Assets	1,648			0
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	—			(36,584)
Proceeds from Sale of Stocks of Subsidiaries (affecting the scope of consolidation)	1,479			—

Net Cash Provided by (Used in) Investing Activities	(749,691)			10,607,483

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	85,000			—
Repayments of Subordinated Borrowed Money	(89,300)			(52,500)
Proceeds from Issuance of Subordinated Bonds	278,985			154,380
Payments for Redemption of Subordinated Bonds	(137,579)			(130,700)
Proceeds from Investments by Minority Shareholders	1,057			1,069
Repayments to Minority Shareholders	(171,000)			—
Cash Dividends Paid	(152,514)			(152,162)
Cash Dividends Paid to Minority Shareholders	(99,588)			(88,829)
Payments for Repurchase of Treasury Stock	(6)			(37,013)
Proceeds from Sale of Treasury Stock	1,074			10

Net Cash Provided by (Used in) Financing Activities	(283,872)			(305,744)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	39,344			69,190

Net Increase (Decrease) in Cash and Cash Equivalents	4,864,398			8,084,887

Cash and Cash Equivalents at the beginning of the fiscal year	6,483,138			11,347,537
Increase in Cash and Cash Equivalents from Newly Consolidated Subsidiary	0			—
Increase (Decrease) in Cash and Cash Equivalents Due to Change of Accounting Period of Subsidiaries	—			0

Cash and Cash Equivalents at the end of the fiscal year	¥11,347,537	¥	*1	19,432,425

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Mizuho Financial Group, Inc.

(5) MATTERS RELATED TO THE ASSUMPTION OF GOING CONCERN

There is no applicable information.

(6) FUNDAMENTAL AND IMPORTANT MATTERS FOR THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of Consolidation

a)	Number of consolidated subsidiaries: 159

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

During the period, Banco Mizuho de Brasil S.A. and 23 other companies were newly included in the scope of consolidation as a result of acquisition of the stocks and other factors.

Mizuho Bank, Ltd. (MHBK) and Mizuho Corporate Bank, Ltd. (MHCB) that had been consolidated subsidiaries of Mizuho Financial Group, Inc. conducted an absorption-type merger, with effect on July 1, 2013, whereby MHCB is the surviving company and MHBK is the dissolving company. The trade name of MHCB has been changed to Mizuho Bank, Ltd. During the period, the former MHBK and 9 other companies were excluded from the scope of consolidation as a result of dissolution upon the merger and other factors.

b)	Number of non-consolidated subsidiaries: 0

2. Application of the Equity Method

a)	Number of non-consolidated subsidiaries under the equity method: 0

b)	Number of affiliates under the equity method: 21

Names of principal companies:

Orient Corporation

The Chiba Kogyo Bank, Ltd.

Joint Stock Commercial Bank for Foreign Trade of Vietnam

During the period, UC Card Co., Ltd. was excluded from the scope of the equity method as a result of the change from an affiliate to a consolidated subsidiary.

c)	Number of non-consolidated subsidiaries not under the equity method: 0

d)	Affiliates not under the equity method:

Name of principal company:

Asian-American Merchant Bank Limited

Affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Accumulated Other Comprehensive Income (amount corresponding to MHFG’s equity position) .

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Mizuho Financial Group, Inc.

3. Balance Sheet Dates of Consolidated Subsidiaries

a)	Balance sheet dates of consolidated subsidiaries are as follows:

July 31	1 company
December 29	18 companies
December 31	58 companies
March 31	82 companies

From the fiscal year ended March 31, 2014, Mizuho Trust Systems Company Limited and one other company have changed their balance sheet dates from December 31 to March 31. Profits and losses realized in the period from January 1, 2013 to March 31, 2013 accompanying a change in the accounting period have been adjusted as a change in Retained Earnings. A change in Cash and Cash Equivalents has been presented as “Increase (Decrease) in Cash and Cash Equivalents Due to Change of Accounting Period of Subsidiaries” in Consolidated Statements of Cash Flows.

Working Capital Management Co. L. P. and one other company have changed their balance sheet dates from May 31 to March 31. This change has no effect on consolidated financial statements.

b)	Consolidated subsidiaries with balance sheet dates of December 29 were consolidated based on their tentative financial statements as of and for the period ended December 31.

The consolidated subsidiary with balance sheet dates of July 31 was consolidated based on its tentative financial statement as of and for the period ended the consolidated balance sheet date.

Other consolidated subsidiaries were consolidated based on their financial statements as of and for the period ended their respective balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

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Mizuho Financial Group, Inc.

4. Standards of Accounting Method

Amounts less than one million yen are rounded down.

1.	Credited Loans pursuant to Trading Securities and Trading Income & Expenses

Credited loans held for the purpose of trading are, in line with trading securities, recognized on a trade date basis and recorded in Other Debt Purchased on the consolidated balance sheet. Other Debt Purchased related to the relevant credited loans is stated at fair value at the consolidated balance sheet date.

Interest received and the gains or losses on the sale of the relevant credited loans during the fiscal year, including the gains or losses resulting from any change in the value between the beginning and the end of the fiscal year, are recognized in Other Operating Income and Other Operating Expenses on the consolidated statements of income.

2.	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the fiscal year, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the fiscal year, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the fiscal year, assuming they were settled at the end of the fiscal year.

3.	Securities

(i) Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in affiliates not under the equity method are stated at acquisition cost and determined by the moving average method. As to Other Securities, in principle, fair value of Japanese stocks is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities, the fair values of which are extremely difficult to determine, are stated at acquisition cost or amortized cost and determined by the moving average method.

The net unrealized gains (losses) on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge methods.

(ii) Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in (i) above.

4.	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

5.	Depreciation of Fixed Assets

(1) Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The range of useful lives is as follows:

Buildings:	3 years to 50 years
Others:	2 years to 20 years

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Mizuho Financial Group, Inc.

(2) Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly from five to ten years as determined by MHFG and consolidated subsidiaries.

(3) Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

6.	Deferred Assets

(1) Bond issuance costs

Bond issuance costs are expensed as incurred.

(2) Bond discounts

Bonds are stated at amortized costs computed by the straight-line method on the consolidated balance sheets.

Bond discounts booked on the consolidated balance sheets as of March 31, 2006 are amortized under the straight-line method over the term of the bond by applying the previous accounting method and the unamortized balance is directly deducted from bonds, based on the tentative measure stipulated in the “Tentative Solution on Accounting for Deferred Assets” (ASBJ Report No. 19, August 11, 2006).

7.	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥195,157 million.

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

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Mizuho Financial Group, Inc.

8.	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

9.	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

10.	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued at the end of the respective fiscal years, based on the internally established standards.

11.	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

12.	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies which are not covered by other specific reserves. The balance is an estimate of possible future losses considered to require a reserve.

13.	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from the liabilities at the estimated amount of future claims for withdrawal by depositors.

14.	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from liabilities at the estimated amount for future claims.

15.	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange. This is the reserve pursuant to Article 46-5 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance regarding Financial Instruments Business, etc. to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

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Mizuho Financial Group, Inc.

16.	Accounting Method for Retirement Benefits

In calculating retirement benefit obligations, the straight-line basis is used as a method of attributing expected retirement benefits to the period up to the end of this fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees (mainly from 10 to 12 years) of the respective fiscal years.

Certain consolidated subsidiaries apply the simplified method that assumes the amount required for voluntary resignation at the end of the term to be retirement benefit obligations in computing net defined benefit liability and retirement benefit expenses.

17.	Assets and Liabilities denominated in foreign currencies

Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in affiliates not under the equity method, which are translated at historical exchange rates.

Assets and Liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective balance sheet dates.

18.	Hedge Accounting

(1) Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.24).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

(i) as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

(ii) as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

Among Deferred Gains or Losses on Hedges recorded on the consolidated balance sheet, those deferred hedge losses are included that resulted from the application of the macro-hedge method based on the “Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and others are controlled on a macro-basis using derivatives transactions. The deferred hedge gains/losses are amortized as interest income or interest expenses over the remaining maturity and average remaining maturity of the respective hedging instruments. The unamortized amounts of gross deferred hedge losses and gross deferred hedge gains on the macro-hedges, before net of applicable income taxes were ¥1,849 million and ¥1,500 million, respectively.

(2) Foreign Exchange Risk

Domestic consolidated banking subsidiaries and some of domestic consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

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Mizuho Financial Group, Inc.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(3) Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports No. 24 and 25.

As for certain assets and liabilities of MHFG and its consolidated subsidiaries, the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied.

19.	Consumption Taxes and other

With respect to MHFG and its domestic consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

20.	Amortization Method of Goodwill and Amortization Period

Goodwill of Mizuho Trust & Banking Co., Ltd. is amortized over a period of 20 years under the straight-line method. Other Goodwill is amortized over an appropriate period not to exceed 20 years under the straight-line method. The full amount of Goodwill that has no material impact is expensed as incurred.

21.	Scope of Cash and Cash Equivalents on Consolidated Statements of Cash Flows

For the purpose of the consolidated statement of cash flows, Cash and Cash Equivalents consists of cash and due from central banks included in Cash and Due from Banks on the consolidated balance sheet.

(7) Changes in Accounting Policies

(Changes in accounting policies due to revisions of accounting standards)

Application of “Accounting Standard for Consolidated Financial Statements” and others

Mizuho Financial Group has applied “Accounting Standard for Consolidated Financial Statements”

(ASBJ Statement No. 22, March 25, 2011) and others beginning with this fiscal year and has newly included FANTASTIC FUNDING CORPORATION and other companies in consolidated subsidiaries.

This accounting standard and others have been applied to FANTASTIC FUNDING CORPORATION and other companies that have been newly included in consolidated subsidiaries in accordance with the transitional treatment stipulated in “Accounting Standard for Consolidated Financial Statements” Paragraph 44-4 (3). At the beginning of the first fiscal year of the application, the assets, the liabilities, and the minority interests of FANTASTIC FUNDING CORPORATION and other companies have been recorded at the appropriate book value in the consolidated financial statements. As a result of this, the effect of this application on the retained earnings at the beginning of fiscal 2013 is immaterial.

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Mizuho Financial Group, Inc.

Application of “Accounting Standard for Retirement Benefits” and others

Mizuho Financial Group has applied “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26, May 17, 2012) (hereinafter, the “Accounting Standard”) and “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Statement No. 25, May 17, 2012) (hereinafter, the “Guidance”) beginning with the end of this fiscal year (excluding regulations stipulated in the text of the Accounting Standard, Paragraph 35 and the Guidance, Paragraph 67) and has recorded the difference between retirement benefit obligations and plan assets as net defined benefit asset or liability from the end of this fiscal year.

The Accounting Standard and the Guidance have been applied in accordance with the transitional treatment stipulated in the Accounting Standard, Paragraph 37, and unrecognized actuarial differences after adjusting for tax effect have been recorded as remeasurements of defined benefit plans in accumulated other comprehensive income.

As a result of this, ¥413,073 million of Net Defined Benefit Asset and ¥46,006 million of Net Defined Benefit Liability have been recorded at the end of this fiscal year. Deferred Tax Assets increased by ¥13,862 million, Deferred Tax Liabilities decreased by ¥1,212 million and Accumulated Other Comprehensive Income decreased by ¥22,979 million.

(8) ISSUED BUT NOT YET ADOPTED ACCOUNTING STANDARD AND OTHERS

1.	Accounting Standard for Retirement Benefits and others (May 17, 2012)

(1) Overview

From the viewpoint of improvements to financial reporting and international convergence, this accounting standard was revised mainly focusing on the treatment of unrecognized actuarial differences and unrecognized past service, the calculation method of retirement benefit obligations and current service cost, and enhancement of disclosures.

(2) Scheduled Date of Application

Mizuho Financial Group is scheduled to apply the revision to the calculation method of retirement benefit obligations and current service cost from the beginning of the fiscal year starting on April 1, 2014.

(3) Effect of Application of this accounting standard

The effect of the application of this accounting standard is under consideration.

2.	Accounting Standard for Business Combinations (September 13, 2013)

(1) Overview

This accounting standard was revised mainly focusing on the treatment of the parent company’s changes in equity of its subsidiary while the parent company’s control is continuing because of additional acquisition of shares of the subsidiary, ‚the treatment of acquisition-related expenses, ƒthe treatment of provisional accounting, and „the presentation of Net Income and the change from minority interests to non-controlling interests.

(2) Scheduled Date of Application

Mizuho Financial Group is scheduled to apply this accounting standard after revision from the beginning of the fiscal year starting on April 1, 2015.

(3) Effect of Application of this accounting standard

The effect of the application of this accounting standard is under consideration.

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(9) NOTES

(NOTES TO CONSOLIDATED BALANCE SHEET)

1.	The total amount of shares and investments in affiliates (excluding shares and investments in consolidated subsidiaries) is ¥273,495 million.

2.	MHFG does not have unsecured loaned securities which the borrowers have the right to sell or repledge. MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral. Among them, the total of securities repledged was ¥9,853,276 million and securities neither repledged nor re-loaned was ¥1,681,484 million, respectively.

3.	Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥12,194 million and Non-Accrual Delinquent Loans of ¥508,001 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4.	Balance of Loans Past Due for Three Months or More: ¥4,109 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5.	Balance of Restructured Loans: ¥504,600 million

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans: ¥1,028,905 million

The amounts given in Notes 3 through 6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7.	In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these commercial bills, foreign exchange bills purchased and others. The face value of these bills amounted to ¥1,321,639 million.

8.	The following assets were pledged as collateral:

Trading Assets:	¥4,455,104 million
Securities:	¥15,486,954 million
Loans and Bills Discounted:	¥8,528,194 million
Other Assets:	¥1,112 million

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Mizuho Financial Group, Inc.

The following liabilities were collateralized by the above assets:

Deposits:	¥877,876 million
Call Money and Bills Sold:	¥1,708,200 million
Payables under Repurchase Agreements:	¥6,883,769 million
Guarantee Deposits Received under Securities Lending Transactions:	¥6,049,378 million
Borrowed Money:	¥5,934,019 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥30,438 million, Trading Assets of ¥152,908 million, Securities of ¥3,172,665 million, and Loans and Bills Discounted of ¥159,954 million.

Other Assets includes margins for futures transactions of ¥141,401 million, guarantee deposits of ¥127,301 million, and collateral pledged for financial instruments and others of ¥311,449 million.

9.	Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥69,141,157 million. Of this amount, ¥57,623,467 million relates to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

10.	In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

The difference at the consolidated balance sheet date between the total fair value of land for business operation purposes, which has been revalued in accordance with Article 10 of the above-mentioned law, and the total book value of the land after such revaluation was ¥156,731 million.

11.	Accumulated Depreciation of Tangible Fixed Assets amounted to ¥814,210 million.

12.	The book value of Tangible Fixed Assets adjusted for gains on sales of replaced assets and others amounted to ¥36,189 million.

13.	Borrowed Money includes subordinated borrowed money of ¥556,000 million with a covenant that performance of the obligation is subordinated to that of other obligations.

14.	Bonds and Notes includes subordinated bonds of ¥1,645,823 million.

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15.	The principal amounts of money trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are ¥749,550 million.

16.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥986,577 million.

(NOTES TO CONSOLIDATED STATEMENT OF INCOME)

1.	Other within Other Ordinary Income includes gains on sales of stocks of ¥87,477 million and income from matured debentures of ¥50,390 million.

2.	Other within Other Ordinary Expenses includes losses on write-offs of loans of ¥22,431 million, provision of reserve for reimbursement of debentures of ¥19,538 million, and head office relocation expenses of ¥14,587 million.

3.	Other Extraordinary Gains includes gains on step acquisitions of ¥6,891 million.

4.	Other Extraordinary Losses includes merger expenses of the securities subsidiaries of ¥1,656 million.

(NOTES TO CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME)

1.	Reclassification adjustments and the related tax effects concerning Other Comprehensive Income

Net Unrealized Gains on Other Securities:
The amount arising during the period	¥314,090	million
Reclassification adjustments	¥(130,934)	million

Before adjustments to tax effects	¥183,156	million
The amount of tax effects	¥(48,132)	million

Net Unrealized Gains on Other Securities	¥135,024	million

Deferred Gains or Losses on Hedges:
The amount arising during the period	¥(97,898)	million
Reclassification adjustments	¥(36,274)	million
Adjustment to acquisition cost of assets	¥(8,217)	million

Before adjustments to tax effects	¥(142,390)	million
The amount of tax effects	¥50,771	million

Deferred Gains or Losses on Hedges	¥(91,618)	million

Revaluation Reserve for Land:
The amount arising during the period	—
Reclassification adjustments	—

Before adjustments to tax effects	—
The amount of tax effects	¥3	million

Revaluation Reserve for Land	¥3	million

Foreign Currency Translation Adjustments:
The amount arising during the period	¥15,979	million
Reclassification Adjustments	—

Before adjustments to tax effects	¥15,979	million
The amount of tax effects	—

Foreign Currency Translation Adjustments	¥15,979	million

Share of Other Comprehensive Income of Associates Accounted for Using Equity Method:
The amount arising during the period	¥3,142	million

The total amount of Other Comprehensive Income	¥62,531	million

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Mizuho Financial Group, Inc.

(NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

1. Types and number of issued shares and of treasury stock are as follows:

	Thousands of Shares
	As of April 1, 2013	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2014	Remarks
Issued shares
Common stock	24,164,864	99,020	—	24,263,885	*1
Eleventh Series Class XI Preferred Stock	914,752	—	—	914,752
Thirteenth Series Class XIII Preferred Stock	36,690	—	36,690	—	*2

Total	25,116,306	99,020	36,690	25,178,637

Treasury stock
Common stock	22,128	1,472	9,783	13,817	*3
Eleventh Series Class XI Preferred Stock	574,087	28,012	—	602,100	*4
Thirteenth Series Class XIII Preferred Stock	—	36,690	36,690	—	*5

Total	596,216	66,175	46,473	615,918

*1.	Increases are due to request for acquisition (conversion) of preferred stock.
*2.	Decreases are due to cancellation of treasury stock (preferred stock).
*3.	Increases are due to repurchase of shares constituting less than one unit and other factors. Decreases are due to exercise of stock acquisition rights (stock option) (9,252 thousand shares) and repurchase of shares constituting less than one unit and other factors (531 thousand shares).
*4.	Increases are due to request for acquisition (conversion) of preferred stock.
*5.	Increases and decreases are due to repurchase and cancellation of treasury stock (preferred stock).

2. Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights		Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of March 31, 2014 (Millions of yen)	Remarks
				As of April 1, 2013	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2014
MHFG	Stock acquisition rights		—	—	—	—	—	—
	(Treasury stock acquisition rights	)		(—)	(—)	(—)	(—)	(—)
	Stock acquisition rights as stock option				—			3,179
Consolidated subsidiaries					—			—
(Treasury stock acquisition rights)								(—)
Total					—			3,179
(—)

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Mizuho Financial Group, Inc.

3. Cash dividends distributed by MHFG are as follows:

(1) Cash dividends paid during the fiscal year ended March 31, 2014

	Resolution		Type	Cash Dividends (Millions of yen )	Cash Dividends per Share (Yen)	Record Date	Effective Date
	June 25, 2013		Common Stock	72,435	3	March 31, 2013	June 25, 2013
[	Ordinary General Meeting of Shareholders	]	Eleventh Series Class XI Preferred Stock	3,406	10	March 31, 2013	June 25 2013
			Thirteenth Series Class XIII Preferred Stock	550	15	March 31, 2013	June 25 2013
	November 14, 2013		Common Stock	72,562	3	September 30, 2013	December 6, 2013
[	The Board of Directors	]	Eleventh Series Class XI Preferred Stock	3,310	10	September 30, 2013	December 6, 2013

	Total			152,265

(2) Cash dividends with record dates falling in the fiscal year ended March 31, 2014 and effective dates coming after the end of the fiscal year

	Proposal		Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
	June 24 2014		Common Stock	84,886	Retained Earnings	3.5	March 31, 2014	June 24, 2014
[	Ordinary General Meeting of Shareholders	]	Eleventh Series Class XI Preferred Stock	3,126	Retained Earnings	10	March 31, 2014	June 24, 2014
	(Scheduled)

Cash dividends on common stock and preferred stock are proposed as above as a matter to be resolved at the ordinary general meeting of shareholders scheduled to be held on June 24, 2014.

(NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS)

1. Cash and Cash Equivalents at the end of the fiscal year on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the consolidated balance sheet as follows:

Millions of yen
Cash and Due from Banks	¥20,610,276
Due from Banks excluding central banks	(1,177,851)

Cash and Cash Equivalents	¥19,432,425

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Mizuho Financial Group, Inc.

(Financial Instruments)

Matters relating to fair value of financial instruments and others

1. The following are the consolidated balance sheet amounts, fair values and differences between them as of March 31, 2014. Unlisted stocks and others, the fair values of which are extremely difficult to determine, are excluded from the table below.

	(Unit: Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Cash and Due from Banks (*1)	20,609,087	20,609,087	—
(2) Call Loans and Bills Purchased (*1)	467,479	467,479	—
(3) Receivables under Resale Agreements (*1)	8,349,032	8,349,032	—
(4) Guarantee Deposits Paid under Securities Borrowing Transactions	5,010,740	5,010,740	—
(5) Other Debt Purchased (*1)	3,262,798	3,261,309	(1,489)
(6) Trading Assets Trading Securities	7,038,301	7,038,301	—
(7) Money Held in Trust (*1)	168,367	168,367	—
(8) Securities
Bonds Held to Maturity	4,040,082	4,057,817	17,734
Other Securities	39,267,868	39,267,868	—
(9) Loans and Bills Discounted	69,301,405
Reserves for Possible Losses on Loans (*1)	(554,631)

	68,746,774	69,863,796	1,117,022

Total Assets	156,960,533	158,093,800	1,133,267
(1) Deposits	89,055,505	89,016,879	(38,626)
(2) Negotiable Certificates of Deposit	12,755,776	12,755,204	(572)
(3) Call Money and Bills Sold	7,194,432	7,194,432	—
(4) Payables under Repurchase Agreements	16,797,803	16,797,803	—
(5) Guarantee Deposits Received under Securities Lending Transactions	6,085,331	6,085,331	—
(6) Trading Liabilities Securities Sold, Not yet Purchased	4,309,956	4,309,956	—
(7) Borrowed Money	7,838,357	7,846,427	8,069
(8) Bonds and Notes	5,245,743	5,348,781	103,037

Total Liabilities	149,282,908	149,354,817	71,908

Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	615,267
Derivative Transactions Qualifying for Hedge Accounting	[330,703 ]
Reserves for Derivative Transactions (*1)	(11,710)

Total Derivative Transactions	272,852	272,852	—

(*1)	General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted and reserves for derivative transactions are excluded. Reserves for Cash and Due from Banks, Call Loans and Bills Purchased, Receivables under Resale Agreements, Other Debt Purchased, Money Held in Trust and others are directly written off against the consolidated balance sheet amount due to immateriality.
(*2)	Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum.
Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

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Mizuho Financial Group, Inc.

2. Consolidated balance sheet amounts of financial instruments whose fair values are deemed to be extremely difficult to determine are indicated below, and are not included in “Assets (5) Other Debt Purchased”, “Assets (7) Money Held in Trust”, and “Assets (8) Other Securities” in fair value information of financial instruments.

(Millions of yen)
Category	Consolidated Balance Sheet Amount
 Unlisted Stocks (*1)	213,486
‚ Investments in Partnerships (*2)	102,239
ƒ Other (*3)	100,350

Total (*4)	416,076

(*1)	We do not treat Unlisted Stocks as being subject to disclosure of fair values as there are no market prices and they are deemed extremely difficult to determine fair values.
(*2)	Of the Investments in Partnerships, we do not treat those whose assets consist of unlisted stocks and other financial instruments that are deemed extremely difficult to determine fair values as being subject to disclosure of fair values.
(*3)	We do not treat Preferred Securities and others included in Other as being subject to disclosure of fair values as there are no market prices and other factors and they are deemed extremely difficult to determine fair values.
(*4)	During the fiscal year ended March 31, 2014, the amount of impairment (devaluation) was ¥5,674 million on a consolidated basis.

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Mizuho Financial Group, Inc.

(Securities)

In addition to “Securities” on the consolidated balance sheet, trading securities, short-term bonds and certain other items in “Trading Assets,” NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1. Trading Securities (as of March 31, 2014)

(Millions of yen)
Unrealized Gains (Losses) Included in Profit and Loss for the Fiscal Year
Trading Securities	(19,036)

2. Bonds Held to Maturity (as of March 31, 2014)

		(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount
	Japanese Government Bonds	3,830,230	3,848,185	17,954
Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount
	Japanese Government Bonds	209,852	209,632	(220)

Total		4,040,082	4,057,817	17,734

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Mizuho Financial Group, Inc.

3. Other Securities (as of March 31, 2014)

		(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost
	Stocks	2,687,603	1,489,738	1,197,864
	Bonds	13,767,572	13,719,445	48,126
	Japanese Government Bonds	11,480,120	11,462,298	17,821
	Japanese Local Government Bonds	182,761	179,978	2,783
	Short-term Bonds	—	—	—
	Japanese Corporate Bonds	2,104,690	2,077,168	27,521
	Other	4,984,962	4,755,416	229,546
	Foreign Bonds	3,414,577	3,382,425	32,151
	Other Debt Purchased	229,037	223,935	5,101
	Other	1,341,347	1,149,054	192,293
	Sub-total	21,440,137	19,964,600	1,475,537
Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
	Stocks	423,227	514,097	(90,869)
	Bonds	11,326,974	11,343,728	(16,753)
	Japanese Government Bonds	10,577,389	10,581,809	(4,420)
	Japanese Local Government Bonds	61,900	62,006	(105)
	Short-term Bonds	99	99	—
	Japanese Corporate Bonds	687,584	699,811	(12,227)
	Other	7,022,200	7,262,434	(240,234)
	Foreign Bonds	5,699,638	5,902,426	(202,787)
	Other Debt Purchased	485,888	488,822	(2,934)
	Other	836,673	871,185	(34,512)
	Sub-total	18,772,402	19,120,260	(347,858)
Total		40,212,540	39,084,860	1,127,679

(Note) Unrealized Gains (Losses) includes ¥37,413 million which was recognized in the statement of income by applying the fair-value hedge method.

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Mizuho Financial Group, Inc.

4. Bonds Held to Maturity which were sold during the fiscal year ended March 31, 2014

There were no Bonds Held to Maturity which were sold during the fiscal year ended March 31, 2014.

5. Other Securities Sold during the Fiscal Year ended March 31, 2014

	(Millions of yen)
	Amount Sold	Gains on Sales	Losses on Sales
Stocks	152,135	43,367	2,978
Bonds	61,282,363	61,375	18,111
Japanese Government Bonds	60,283,392	55,395	16,420
Japanese Local Government Bonds	101,652	280	53
Japanese Corporate Bonds	897,318	5,699	1,637
Other	11,655,380	113,884	57,236

Total	73,089,879	218,627	78,326

(Note) Figures include Other Securities for which it is deemed to be extremely difficult to determine the fair value.

6. Securities for which the Holding Purpose has Changed

There were no securities for which the holding purpose has changed during the fiscal year ended March 31, 2014.

7. Impairment (“Devaluation”) of Securities

Certain Securities other than Trading Securities (excluding Securities for which it is deemed to be extremely difficult to determine the fair value) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the fiscal year (impairment (devaluation)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (devaluation) for the fiscal year was ¥9,366 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

•	Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

(Notes to Money Held in Trust)

1. Money Held in Trust for Investment (as of March 31, 2014)

	(Millions of yen)
	Consolidated Balance Sheet Amount	Unrealized Gains (Losses) Included in Profit and Loss for the Fiscal Year
Money Held in Trust for Investment	166,856	31

2. Money Held in Trust Held to Maturity (As of March 31, 2014)

There was no Money Held in Trust held to maturity.

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Mizuho Financial Group, Inc.

3. Other in Money Held in Trust (other than for investment purposes and held to maturity purposes) (as of March 31, 2014)

	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition cost
Other in Money Held in Trust	1,513	1,513	—	—	—

(Note) “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

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Mizuho Financial Group, Inc.

(Tax Effect Accounting)

“Act on Partial Amendment to the Income Tax Act” (Act No. 10, 2014) was promulgated on March 31, 2014, and accordingly, Special Corporate Tax for Reconstruction has been abolished from the fiscal year beginning on or after April 1, 2014.

Due to this change, the effective statutory tax rate used for the calculation of deferred tax assets and deferred tax liabilities for the temporary differences, expected to be either deductible, taxable or expired in the fiscal year beginning on April 1, 2014, has been revised from the previous rate of 38.01% to 35.64%.

As a result of this change in tax rate, Deferred Tax Assets decreased by ¥7,651 million, Net Unrealized Gains on Other Securities increased by ¥1,148 million, and Deferred Income Taxes increased by ¥8,773 million.

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Mizuho Financial Group, Inc.

(Business Segment Information)

1. Summary of reportable segment

Beginning on April 1, 2013, Mizuho Financial Group moved to a new group operational structure and established ten business units and head-office coordination divisions to determine strategies and initiatives across the group-wide banking, trust banking and securities functions, aiming to promote timely and unified group strategic planning under the strong governance of the holding company. As a result, the former three Global Groups were abolished.

We engage in banking, trust banking, securities and other financial businesses through consolidated subsidiaries and affiliates. As these subsidiaries and affiliates are in different industries and regulatory environments, we disclose business segment information based on the following principal consolidated subsidiaries to measure the present and future cash flow properly:

Mizuho Bank, Ltd. (MHBK) • Mizuho Corporate Bank, Ltd. (MHCB): Banking business

Mizuho Trust & Banking Co., Ltd. (MHTB): Trust business • Banking business

Mizuho Securities Co., Ltd. (MHSC): Securities business

Operating segments of MHBK and MHCB are aggregated based on the type of customer characteristics into six customer segments and Trading and Others. The six customer segments are Personal Banking, Retail Banking, Corporate Banking (Large Corporations), Corporate Banking, Financial Institutions & Public Sector Business, and International Banking. The targets of these segments are as follows:

•	Personal Banking: individuals (excluding individuals who belong to Retail Banking);

•	Retail Banking: business owners, land owners, lease holders, and SMEs;

•	Corporate Banking (Large Corporations): large corporations and their affiliates in Japan;

•	Corporate Banking: relatively larger SMEs (quasi listed companies);

•	Financial Institutions & Public Sector Business: financial institutions and central and local governments; and

•	International Banking: Japanese companies that conduct business overseas and business with non-Japanese companies.

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments primarily in terms of “net business profits” (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) in accordance with internal managerial accounting rules and practices.

2. Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts), Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans), and the amount of Assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) is the total amount of Interest income, Fiduciary income, Fee and commission income, Trading income, and Other operating income.

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) is the amount of which General administrative expenses (excluding non-recurring expenses) and Other (Equity in income from investments in affiliates and certain other consolidation adjustments) are deducted from Gross profits (excluding the amounts of credit costs of trust accounts).

Asset information by segment is not prepared on the grounds that management does not use asset information of each segment for the purpose of asset allocation or performance evaluation.

Gross profits (excluding the amounts of credit costs of trust accounts) relating to transactions between segments is based on the current market price.

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Mizuho Financial Group, Inc.

3. Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

	Millions of yen
	MHBK (Consolidated)
	MHBK (Non-consolidated) Notes:(3)
	Personal Banking	Retail Banking	Corporate Banking (Large Corporations)	Corporate Banking	Financial Institutions & Public Sector Business	International Banking	Trading and others		Others Notes:(2)
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	165,000	59,800	170,200	77,900	30,700	128,900	167,608	800,108	133,741	933,849
Net non-interest income	32,900	34,800	126,700	51,800	20,100	139,800	(7,897)	398,202	9,121	407,323
Total	197,900	94,600	296,900	129,700	50,800	268,700	159,710	1,198,310	142,862	1,341,173
General and administrative expenses(excluding Non-Recurring Losses)	171,300	87,800	83,800	58,800	25,100	82,500	149,728	659,028	52,263	711,291
Others	—	—	—	—	—	—	—	—	(56,037)	(56,037)
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	26,600	6,800	213,100	70,900	25,700	186,200	9,982	539,282	34,561	573,844

	MHTB (Consolidated)	MHSC (Consolidated)	Others Notes:(2),(3)	MHFG (Consolidated)
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	40,181	2,937	131,334	1,108,303
Net non-interest income	108,155	283,853	127,644	926,978
Total	148,337	286,791	258,979	2,035,281
General and administrative expenses (excluding Non-Recurring Losses)	90,927	246,210	180,824	1,229,253
Others	(2,929)	36	(2,831)	(61,762)
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	54,480	40,617	75,323	744,264

Notes:

(1)	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
(2)	“Others” includes elimination of transactions between subsidiaries.
(3)	MHBK and MHCB merged in July 2013. In the above table, “MHBK (Non-consolidated)” reports the results of MHCB for the first quarter and MHBK after the merger from the second quarter to the fourth quarter. “Others” includes the result of the former MHBK for the first quarter.

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Mizuho Financial Group, Inc.

(Aggregate of MHBK and MHCB)

	Millions of yen
	Aggregate of MHBK and MHCB
	Personal Banking	Retail Banking	Corporate Banking (Large Corporations)	Corporate Banking	Financial Institutions & Public Sector Business	International Banking	Trading and others
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	218,500	80,000	172,700	103,300	35,400	128,900	184,952	923,752
Net non-interest income	41,600	45,300	131,400	64,700	22,300	139,800	15,263	460,363
Total	260,100	125,300	304,100	168,000	57,700	268,700	200,215	1,384,115
General and administrative expenses(excluding Non-Recurring Losses)	226,400	116,700	87,200	77,700	29,000	82,500	171,616	791,116
Others	—	—	—	—	—	—	—	—
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	33,700	8,600	216,900	90,300	28,700	186,200	28,598	592,998

Note:

MHBK and MHCB merged in July 2013. In the above table, the figures for the former MHBK for the first quarter, MHCB for the first quarter, and MHBK after the merger from the second quarter to the fourth quarter are simply aggregated.

4. The difference between the total amounts of reportable segments and the recorded amounts in Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting by reportable segment are different from the amounts recorded in Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) of segment information and Ordinary Profits recorded in Consolidated Statements of Income

Millions of yen
Gross profits: (excluding the amounts of credit costs of trust accounts)	Amount
Total amount of the above segment information	2,035,281
Other Ordinary Income	331,333
General and Administrative Expenses	(1,258,227)
Other Ordinary Expenses	(120,800)

Ordinary Profits recorded in Consolidated Statements of Income	987,587

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Mizuho Financial Group, Inc.

(2)	The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of segment information and Income before income taxes and minority interests recorded in Consolidated Statements of Income

Millions of yen
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	Amount
Total amount of the above segment information	744,264
Credit Costs for Trust Accounts	—
General and Administrative Expenses (non-recurring losses)	(28,973)
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(23,355)
Gains on Reversal of Reserves for Possible Losses on Loans, and other	136,235
Net Gains (Losses) related to Stocks	77,031
Net Extraordinary Gains (Losses)	(2,220)
Other	82,384

Income before income taxes and minority interests recorded in Consolidated Statements of Income	985,366

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Mizuho Financial Group, Inc.

(Per Share Information)

(Consolidated basis)

		Fiscal 2012	Fiscal 2013
Net Assets per Share of Common Stock		¥229.70	253.25
Net Income per Share of Common Stock		¥22.96	28.18
Diluted Net Income per Share of Common Stock		¥22.05	27.12

1. Total Net Assets per Share of Common Stock is based on the following information:
		Fiscal 2012	Fiscal 2013
Net Assets per Share of Common Stock
Total Net Assets	¥ million	7,736,230	8,304,549
Deductions from Total Net Assets	¥ million	2,190,405	2,163,015
Paid-in Amount of Preferred Stock	¥ million	377,354	312,651
Cash Dividends on Preferred Stock	¥ million	3,956	3,126
Stock Acquisition Rights	¥ million	2,687	3,179
Minority Interests	¥ million	1,806,407	1,844,057
Net Assets (year-end) related to Common Stock	¥ million	5,545,824	6,141,534
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated	Thousands of shares	24,142,736	24,250,067

2. Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:
		Fiscal 2012	Fiscal 2013
Net Income per Share of Common Stock
Net Income	¥ million	560,516	688,415
Amount not attributable to Common Stock	¥ million	8,221	6,744
Cash Dividends on Preferred Stock	¥ million	8,221	6,437
Cancellation differences on Dividend Preferred Stock	¥ million	—	307
Net Income related to Common Stock	¥ million	552,294	681,670
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	24,053,281	24,189,669

Diluted Net Income per Share of Common Stock
Adjustment to Net Income	¥ million	7,120	6,437
Cash Dividends on Preferred Stock	¥ million	7,120	6,437
Increased Number of Shares of Common Stock	Thousands of shares	1,311,947	1,181,582
Preferred Stock	Thousands of shares	1,291,854	1,164,941
Stock Acquisition Rights	Thousands of shares	20,092	16,641
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—	—

(Changes in accounting policies)

Mizuho Financial Group has applied “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26, May 17, 2012) (hereinafter, the “Accounting Standard”) and “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Statement No. 25, May 17, 2012) (hereinafter, the “Guidance”) beginning with the end of this fiscal year (excluding regulations stipulated in the text of the Accounting Standard, Paragraph 35 and the Guidance, Paragraph 67) and the Accounting Standard and the Guidance have been applied in accordance with the transitional treatment stipulated in the Accounting Standard, Paragraph 37.

As a result of this, Net Assets per Share of Common Stock for fiscal 2013 decreased by ¥0.95.

(Subsequent Events)

There is no applicable information.

1-46

Mizuho Financial Group, Inc.

5. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2013	As of March 31, 2014
Assets
Current Assets
Cash and Due from Banks	¥26,365	¥17,269
Prepaid Expenses	1,046	2,708
Other Current Assets	53,899	66,888
Total Current Assets	81,311	86,866
Fixed Assets
Tangible Fixed Assets	4,585	7,655
Buildings	427	5,951
Equipment	275	1,644
Construction in Progress	3,881	59
Intangible Fixed Assets	2,611	4,064
Trademarks	6	1
Software	2,096	3,784
Other Intangible Fixed Assets	508	278
Investments	6,113,641	6,152,737
Investment Securities	74,064	99,285
Investments in Subsidiaries and Affiliates	6,023,433	6,023,433
Long-term Prepaid Expenses	141	150
Prepaid Pension Cost	4,854	6,362
Other Investments	11,148	23,506
Total Fixed Assets	6,120,838	6,164,457

Total Assets	¥6,202,149	¥6,251,324

Liabilities
Current Liabilities
Short-term Borrowings	¥646,995	¥561,460
Short-term Bonds	500,000	500,000
Accounts Payable	2,149	2,401
Accrued Expenses	4,028	4,134
Accrued Corporate Taxes	94	92
Deposits Received	287	2,000
Reserve for Bonus Payments	272	272
Total Current Liabilities	1,153,827	1,070,361
Non-Current Liabilities
Bonds and Notes	240,000	240,000
Deferred Tax Liabilities	10,439	18,182
Reserve for Employee Retirement Benefits	2,258	2,814
Asset Retirement Obligations	643	—
Other Non-Current Liabilities	6,056	19,548
Total Non-Current Liabilities	259,398	280,546

Total Liabilities	¥1,413,226	¥1,350,907

1-47

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2013	As of March 31, 2014
Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥2,254,972	¥2,254,972
Capital Surplus
Capital Reserve	1,194,864	1,194,864
Total Capital Surplus	1,194,864	1,194,864
Retained Earnings
Appropriated Reserve	4,350	4,350
Other Retained Earnings	1,318,948	1,415,516
Retained Earnings Brought Forward	1,318,948	1,415,516
Total Retained Earnings	1,323,298	1,419,866
Treasury Stock	(4,295)	(3,233)

Total Shareholders’ Equity	4,768,840	4,866,470

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	17,395	30,766

Total Valuation and Translation Adjustments	17,395	30,766

Stock Acquisition Rights	2,687	3,179

Total Net Assets	4,788,923	4,900,417

Total Liabilities and Net Assets	¥6,202,149	¥6,251,324

1-48

Mizuho Financial Group, Inc.

(2) Non-Consolidated Statements of Income

	Millions of yen
	For the fiscal year ended March 31, 2013	For the fiscal year ended March 31, 2014
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥233,055	¥285,129
Fee and Commission Income Received from Subsidiaries and Affiliates	29,124	31,756
Total Operating Income	262,180	316,886
Operating Expenses
General and Administrative Expenses	21,074	22,591
Total Operating Expenses	21,074	22,591

Operating Profits	241,105	294,294

Non-Operating Income
Interest on Deposits and Cash Dividends	1,612	2,172
Fee and Commissions	10,155	10,155
Other Non-Operating Income	130	199
Total Non-Operating Income	11,898	12,527
Non-Operating Expenses
Interest Expenses	4,113	3,290
Interest on Short-term Bonds	1,601	1,161
Interest on Bonds	10,155	10,155
Other Non-Operating Expenses	1,194	3,182
Total Non-Operating Expenses	17,064	17,790

Ordinary Profits	235,938	289,031

Extraordinary Gains
Gains on Liquidation of Investments in Subsidiaries	5,970	—
Total Extraordinary Gains	5,970	—
Extraordinary Losses
Head Office Relocation Expenses	—	2,203
Other Extraordinary Losses	12	338
Total Extraordinary Losses	12	2,541

Income before Income Taxes	241,897	286,489

Income Taxes:
Current	226	288
Deferred	333	339
Total Income Taxes	559	627

Net Income	¥241,337	¥285,861

1-49

Mizuho Financial Group, Inc.

(3) Non-Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31,2013

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings			Treasury Stock	Total Shareholders’ Equity
			Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
		Capital Reserve		Retained Earnings Brought Forward
Balance as of the beginning of the period	2,254,972	1,194,864	4,350	1,230,688	1,235,038	(5,453)	4,679,422
Changes during the period
Cash Dividends	—	—	—	(152,722)	(152,722)	—	(152,722)
Net Income	—	—	—	241,337	241,337	—	241,337
Repurchase of Treasury Stock	—	—	—	—	—	(6)	(6)
Disposition of Treasury Stock	—	—	—	(355)	(355)	1,164	809
Cancellation of Treasury Stock	—	—	—	—	—	—	—
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—

Total Changes during the period	—	—	—	88,260	88,260	1,158	89,418

Balance as of the end of the period	2,254,972	1,194,864	4,350	1,318,948	1,323,298	(4,295)	4,768,840

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	6,753	2,158	4,688,334
Changes during the period
Cash Dividends	—	—	(152,722)
Net Income	—	—	241,337
Repurchase of Treasury Stock	—	—	(6)
Disposition of Treasury Stock	—	—	809
Cancellation of Treasury Stock	—	—	—
Net Changes in Items other than Shareholders’ Equity	10,642	528	11,170

Total Changes during the period	10,642	528	100,588

Balance as of the end of the period	17,395	2,687	4,788,923

1-50

Mizuho Financial Group, Inc.

For the fiscal year ended March 31,2014

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings			Treasury Stock	Total Shareholders’ Equity
			Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
		Capital Reserve		Retained Earnings Brought Forward
Balance as of the beginning of the period	2,254,972	1,194,864	4,350	1,318,948	1,323,298	(4,295)	4,768,840
Changes during the period
Cash Dividends	—	—	—	(152,265)	(152,265)	—	(152,265)
Net Income	—	—	—	285,861	285,861	—	285,861
Repurchase of Treasury Stock	—	—	—	—	—	(37,013)	(37,013)
Disposition of Treasury Stock	—	—	—	(31)	(31)	1,077	1,046
Cancellation of Treasury Stock	—	—	—	(36,997)	(36,997)	36,997	—
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—

Total Changes during the period	—	—	—	96,567	96,567	1,062	97,629

Balance as of the end of the period	2,254,972	1,194,864	4,350	1,415,516	1,419,866	(3,233)	4,866,470

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	17,395	2,687	4,788,923
Changes during the period
Cash Dividends	—	—	(152,265)
Net Income	—	—	285,861
Repurchase of Treasury Stock	—	—	(37,013)
Disposition of Treasury Stock	—	—	1,046
Cancellation of Treasury Stock	—	—	—
Net Changes in Items other than Shareholders’ Equity	13,371	492	13,863

Total Changes during the period	13,371	492	111,493

Balance as of the end of the period	30,766	3,179	4,900,417

1-51

SELECTED FINANCIAL INFORMATION

For Fiscal 2013

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

The former MHBK and the former Mizuho Corporate Bank, Ltd. (“MHCB”) conducted a merger on July 1, 2013.

The surviving company after the merger is the former MHCB, and figures for MHBK include figures for the former MHCB for periods prior to the merger.

Non-consolidated figures for MHBK for previous periods are aggregate figures for the former MHBK and the former MHCB. Aggregate figures for the 2 banks (MHBK and MHTB) for previous periods are aggregate figures for the former MHBK, the former MHCB, and MHTB.

“HC”: Non-consolidated figures for Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2013	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Interest Margins (Domestic Operations)	NON		2- 5

3. Use and Source of Funds	NON		2- 6

4. Net Gains/Losses on Securities	NON		2- 7

5. Unrealized Gains/Losses on Securities	CON	NON	2- 9

6. Projected Redemption Amounts for Securities	NON		2- 11

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2- 12

8. Employee Retirement Benefits	NON	CON	2- 13

9. Capital Ratio (Basel III)	CON	NON	2- 15

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	2- 16

2. Status of Reserves for Possible Losses on Loans	CON	NON	2- 18

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	2- 19

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON	2- 20

5. Coverage on Disclosed Claims under the FRL	NON		2- 22

6. Overview of Non-Performing Loans (“NPLs”)	NON		2- 24

7. Results of Removal of NPLs from the Balance Sheet	NON		2- 25

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		2- 26

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry	NON		2- 28

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2- 29

(2) Loans to SMEs and Individual Customers	NON		2- 29

10. Status of Loans by Region	NON		2- 30

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2- 31

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2- 34

2. Number of Directors and Employees	HC	NON	2- 35

3. Number of Branches and Offices	NON		2- 36

4. Earnings Plan for Fiscal 2014	CON	NON	2- 37

Attachments	See above Notes		Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	NON		2- 38
Comparison of Non-Consolidated Statements of Income (selected items)	NON		2- 39
Non-Consolidated Statement of Changes in Net Assets	NON		2- 40
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	NON		2- 41
Comparison of Non-Consolidated Statements of Income (selected items)	NON		2- 42
Non-Consolidated Statement of Changes in Net Assets	NON		2- 43
Statement of Trust Assets and Liabilities	NON		2- 44
Comparison of Balances of Principal Items	NON		2- 45

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on January 27, 2014, both of which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2013

1. Income Analysis

Consolidated

		(Millions of yen)
		Fiscal 2013
			Change	Fiscal 2012
Consolidated Gross Profits	1	2,035,281	(136,435)	2,171,716
Net Interest Income	2	1,108,303	32,404	1,075,898
Fiduciary Income	3	52,014	3,508	48,506
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	560,768	53,390	507,378
Net Trading Income	6	187,421	(27,612)	215,033
Net Other Operating Income	7	126,774	(198,125)	324,899
General and Administrative Expenses	8	(1,258,227)	(13,579)	(1,244,647)
Personnel Expenses	9	(611,382)	23,832	(635,215)
Non-Personnel Expenses	10	(593,737)	(34,562)	(559,175)
Miscellaneous Taxes	11	(53,106)	(2,849)	(50,256)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	12	(23,355)	113,628	(136,983)
Losses on Write-offs of Loans	13	(22,431)	27,315	(49,747)
Reversal of (Provision for) General Reserve for Possible Losses on Loans	14	—	85,837	(85,837)
Reversal of Reserves for Possible Losses on Loans, etc.	15	136,235	111,089	25,146
Net Gains (Losses) related to Stocks	16	77,031	159,981	(82,949)
Equity in Income from Investments in Affiliates	17	15,491	26,632	(11,141)
Other	18	5,130	(24,105)	29,236

Ordinary Profits	19	987,587	237,210	750,376

Net Extraordinary Gains (Losses)	20	(2,220)	30,323	(32,543)
Income before Income Taxes and Minority Interests	21	985,366	267,534	717,832
Income Taxes - Current	22	(137,010)	(86,609)	(50,400)
- Deferred	23	(77,960)	(70,498)	(7,461)
Net Income before Minority Interests	24	770,396	110,425	659,970
Minority Interests in Net Income	25	(81,980)	17,473	(99,454)

Net Income	26	688,415	127,898	560,516

Credit-related Costs (including Credit Costs for Trust Accounts)	27	112,879	224,717	(111,837)

* Credit-related Costs [27] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [12] + Reversal of Reserves for Possible Losses on Loans, etc. [15] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	28	744,264	(167,890)	912,155

* Consolidated Net Business Profits [28] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	29	159	14	145
Number of affiliates under the equity method	30	21	(1)	22

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		Fiscal 2013					Fiscal 2012
		MHBK *2	The former MHBK (Apr. - Jun.)	MHTB	Aggregate Figures	Change
Gross Profits	1	1,198,310	185,804	122,760	1,506,876	(179,232)	1,686,108
Domestic Gross Profits	2	745,951	152,020	107,401	1,005,373	(109,035)	1,114,409
Net Interest Income	3	522,516	113,605	31,727	667,849	(38,264)	706,114
Fiduciary Income	4			51,434	51,434	3,640	47,794
Trust Fees for Jointly Operated Designated Money Trust	5			3,100	3,100	214	2,885
Credit Costs for Trust Accounts *1	6			—	—	—	—
Net Fee and Commission Income	7	197,577	34,994	24,107	256,679	14,953	241,725
Net Trading Income	8	1,539	831	(4,084)	(1,713)	(32,762)	31,049
Net Other Operating Income	9	24,317	2,588	4,216	31,123	(56,602)	87,725
International Gross Profits	10	452,359	33,783	15,358	501,502	(70,196)	571,698
Net Interest Income	11	277,591	10,038	8,319	295,950	45,493	250,456
Net Fee and Commission Income	12	114,898	3,094	(482)	117,509	13,196	104,313
Net Trading Income	13	36,899	(7,830)	6,372	35,442	16,867	18,574
Net Other Operating Income	14	22,969	28,481	1,149	52,600	(145,754)	198,354
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(659,028)	(132,088)	(73,147)	(864,264)	(24,539)	(839,725)
Expense Ratio	16	54.9%	71.0%	59.5%	57.3%	7.5%	49.8%
Personnel Expenses	17	(242,360)	(46,567)	(33,934)	(322,862)	(4,514)	(318,347)
Non-Personnel Expenses	18	(381,959)	(78,411)	(36,821)	(497,192)	(17,179)	(480,013)
Premium for Deposit Insurance	19	(35,735)	(10,003)	(1,800)	(47,539)	(134)	(47,404)
Miscellaneous Taxes	20	(34,708)	(7,108)	(2,392)	(44,209)	(2,845)	(41,364)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	21	539,282	53,716	49,613	642,611	(203,771)	846,383
Excluding Net Gains (Losses) related to Bonds	22	524,900	40,007	43,797	608,704	(17,199)	625,904

Reversal of (Provision for) General Reserve for Possible Losses on Loans	23	—	—	—	—	91,972	(91,972)

Net Business Profits	24	539,282	53,716	49,613	642,611	(111,798)	754,410
Net Gains (Losses) related to Bonds	25	14,381	13,709	5,815	33,907	(186,571)	220,478

Net Non-Recurring Gains (Losses)	26	120,952	17,087	21,022	159,062	343,723	(184,661)
Net Gains (Losses) related to Stocks	27	43,210	5,864	8,606	57,681	188,940	(131,258)
Expenses related to Portfolio Problems	28	(12,201)	(5,630)	(350)	(18,182)	63,223	(81,406)
Reversal of Reserves for Possible Losses on Loans, etc.	29	103,147	14,735	16,994	134,877	75,676	59,200
Other	30	(13,203)	2,118	(4,228)	(15,313)	15,882	(31,196)

Ordinary Profits	31	660,234	70,803	70,635	801,674	231,924	569,749

Net Extraordinary Gains (Losses)	32	(7,062)	(674)	(2,553)	(10,290)	4,717	(15,007)
Net Gains (Losses) on Disposition of Fixed Assets	33	(3,524)	(674)	(1,399)	(5,598)	(368)	(5,229)
Losses on Impairment of Fixed Assets	34	(3,538)	—	(1,153)	(4,692)	5,085	(9,778)
Income before Income Taxes	35	653,171	70,129	68,082	791,383	236,641	554,741
Income Taxes - Current	36	(71,924)	(26,259)	(17,169)	(115,353)	(88,907)	(26,445)
- Deferred	37	(136,019)	41,107	1,384	(93,527)	(76,479)	(17,047)

Net Income	38	445,228	84,977	52,297	582,502	71,254	511,247

*1 Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].
*2 Figures for MHBK for fiscal 2013 are the aggregate figures for the former MHCB for the first quarter and MHBK for the second quarter and the second half of fiscal 2013.

Credit-related Costs	39	90,946	9,104	16,643	116,694	230,873	(114,178)

* Credit-related Costs [39] =  Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [23] + Reversal of Reserves for Possible Losses on Loans, etc. [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40			—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	94,572	10,582	2,932	108,087	153,397	(45,309)
Losses on Write-offs of Loans	42	7,116	(780)	(350)	5,985	23,744	(17,758)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(12,154)	(441)	517	(12,078)	34,774	(46,853)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	374	—	(0)	374	1,423	(1,048)
Reversal of (Provision for) Reserve for Contingencies	45	3,677	—	13,544	17,222	19,002	(1,780)
Other (including Losses on Sales of Loans)	46	(2,640)	(256)	—	(2,896)	(1,468)	(1,428)
Total	47	90,946	9,104	16,643	116,694	230,873	(114,178)

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2013				Fiscal 2012
		MHBK *	The former MHBK (Apr. - Jun.)	Aggregate Figures	Change
Gross Profits	1	1,198,310	185,804	1,384,115	(178,435)	1,562,550
Domestic Gross Profits	2	745,951	152,020	897,971	(103,395)	1,001,367
Net Interest Income	3	522,516	113,605	636,122	(33,594)	669,716
Net Fee and Commission Income	4	197,577	34,994	232,572	12,677	219,894
Net Trading Income	5	1,539	831	2,370	(26,771)	29,141
Net Other Operating Income	6	24,317	2,588	26,906	(55,707)	82,614
International Gross Profits	7	452,359	33,783	486,143	(75,039)	561,183
Net Interest Income	8	277,591	10,038	287,630	41,820	245,809
Net Fee and Commission Income	9	114,898	3,094	117,992	13,523	104,468
Net Trading Income	10	36,899	(7,830)	29,069	10,726	18,342
Net Other Operating Income	11	22,969	28,481	51,451	(141,111)	192,562
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(659,028)	(132,088)	(791,116)	(25,671)	(765,445)
Expense Ratio	13	54.9%	71.0%	57.1%	8.1%	48.9%
Personnel Expenses	14	(242,360)	(46,567)	(288,927)	(4,506)	(284,421)
Non-Personnel Expenses	15	(381,959)	(78,411)	(460,371)	(18,462)	(441,908)
Premium for Deposit Insurance	16	(35,735)	(10,003)	(45,739)	(231)	(45,508)
Miscellaneous Taxes	17	(34,708)	(7,108)	(41,817)	(2,702)	(39,115)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	539,282	53,716	592,998	(204,106)	797,104
Excluding Net Gains (Losses) related to Bonds	19	524,900	40,007	564,907	(22,509)	587,417

Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	—	—	—	91,972	(91,972)

Net Business Profits	21	539,282	53,716	592,998	(112,133)	705,132
Net Gains (Losses) related to Bonds	22	14,381	13,709	28,091	(181,596)	209,687

Net Non-Recurring Gains (Losses)	23	120,952	17,087	138,040	308,278	(170,238)
Net Gains (Losses) related to Stocks	24	43,210	5,864	49,075	171,625	(122,549)
Expenses related to Portfolio Problems	25	(12,201)	(5,630)	(17,832)	62,793	(80,625)
Reversal of Reserves for Possible Losses on Loans, etc.	26	103,147	14,735	117,882	59,786	58,096
Other	27	(13,203)	2,118	(11,085)	14,073	(25,159)

Ordinary Profits	28	660,234	70,803	731,038	196,145	534,893

Net Extraordinary Gains (Losses)	29	(7,062)	(674)	(7,737)	6,183	(13,920)
Net Gains (Losses) on Disposition of Fixed Assets	30	(3,524)	(674)	(4,198)	426	(4,625)
Losses on Impairment of Fixed Assets	31	(3,538)	—	(3,538)	5,756	(9,295)
Income before Income Taxes	32	653,171	70,129	723,301	202,328	520,972
Income Taxes - Current	33	(71,924)	(26,259)	(98,183)	(82,489)	(15,694)
- Deferred	34	(136,019)	41,107	(94,912)	(74,987)	(19,925)

Net Income	35	445,228	84,977	530,205	44,852	485,352

* Figures for MHBK for fiscal 2013 are the aggregate figures for the former MHCB for the first quarter and MHBK for the second quarter and the second half of fiscal 2013.

Credit-related Costs	36	90,946	9,104	100,050	214,552	(114,501)

* Credit-related Costs [36] =    Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [26]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Possible Losses on Loans	37	94,572	10,582	105,154	151,295	(46,140)
Losses on Write-offs of Loans	38	7,116	(780)	6,336	23,337	(17,000)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	39	(12,154)	(441)	(12,596)	34,530	(47,126)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	40	374	—	374	1,423	(1,048)
Reversal of (Provision for) Reserve for Contingencies	41	3,677	—	3,677	5,434	(1,756)
Other (including Losses on Sales of Loans)	42	(2,640)	(256)	(2,896)	(1,468)	(1,428)
Total	43	90,946	9,104	100,050	214,552	(114,501)

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		Fiscal 2013		Fiscal 2012
			Change
Gross Profits	1	122,760	(797)	123,557
Domestic Gross Profits	2	107,401	(5,640)	113,042
Net Interest Income	3	31,727	(4,670)	36,398
Fiduciary Income	4	51,434	3,640	47,794
Trust Fees for Jointly Operated Designated Money Trust	5	3,100	214	2,885
Credit Costs for Trust Accounts *	6	—	—	—
Net Fee and Commission Income	7	24,107	2,275	21,831
Net Trading Income	8	(4,084)	(5,991)	1,907
Net Other Operating Income	9	4,216	(894)	5,110
International Gross Profits	10	15,358	4,843	10,515
Net Interest Income	11	8,319	3,673	4,646
Net Fee and Commission Income	12	(482)	(327)	(155)
Net Trading Income	13	6,372	6,140	231
Net Other Operating Income	14	1,149	(4,643)	5,792
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(73,147)	1,131	(74,279)
Expense Ratio	16	59.5%	(0.5%)	60.1%
Personnel Expenses	17	(33,934)	(8)	(33,926)
Non-Personnel Expenses	18	(36,821)	1,283	(38,104)
Premium for Deposit Insurance	19	(1,800)	96	(1,896)
Miscellaneous Taxes	20	(2,392)	(143)	(2,248)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	21	49,613	334	49,278
Excluding Net Gains (Losses) related to Bonds	22	43,797	5,310	38,487

Reversal of (Provision for) General Reserve for Possible Losses on Loans	23	—	—	—

Net Business Profits	24	49,613	334	49,278
Net Gains (Losses) related to Bonds	25	5,815	(4,975)	10,791

Net Non-Recurring Gains (Losses)	26	21,022	35,444	(14,422)
Net Gains (Losses) related to Stocks	27	8,606	17,315	(8,708)
Expenses related to Portfolio Problems	28	(350)	430	(781)
Reversal of Reserves for Possible Losses on Loans, etc.	29	16,994	15,890	1,104
Other	30	(4,228)	1,808	(6,036)

Ordinary Profits	31	70,635	35,779	34,856

Net Extraordinary Gains (Losses)	32	(2,553)	(1,466)	(1,086)
Net Gains (Losses) on Disposition of Fixed Assets	33	(1,399)	(795)	(604)
Losses on Impairment of Fixed Assets	34	(1,153)	(670)	(482)
Income before Income Taxes	35	68,082	34,312	33,769
Income Taxes - Current	36	(17,169)	(6,418)	(10,751)
- Deferred	37	1,384	(1,492)	2,877

Net Income	38	52,297	26,401	25,895

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	16,643	16,320	323

* Credit-related Costs [39]   =   Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [23] +  Reversal of Reserves for Possible Losses on Loans, etc. [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	2,932	2,101	830
Losses on Write-offs of Loans	42	(350)	406	(757)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	517	244	273
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	(0)	(0)	0
Reversal of (Provision for) Reserve for Contingencies	45	13,544	13,568	(23)
Other (including Losses on Sales of Loans)	46	—	—	—
Total	47	16,643	16,320	323

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

				(%)
				Fiscal 2013				Fiscal 2012
Mizuho Bank				MHBK *3	The former MHBK (Apr. - Jun.)	Aggregate Figures	Change

Return on Interest-Earning Assets			1	0.74	0.76	0.74	(0.03)	0.78
Return on Loans and Bills Discounted *1			2	1.06	1.27	1.09	(0.09)	1.19
Return on Securities			3	0.53	0.34	0.50	0.06	0.44
Cost of Funding (including Expenses)			4	0.73	0.83	0.75	0.01	0.74
Cost of Deposits (including Expenses)			5	0.85	0.88	0.86	(0.02)	0.88
Cost of Deposits *2			6	0.05	0.04	0.05	(0.01)	0.06
Cost of Other External Liabilities			7	0.20	0.18	0.20	(0.04)	0.24

Net Interest Margin	(1	)-(4)	8	0.00	(0.07)	(0.00)	(0.04)	0.04
Loan and Deposit Rate Margin (including Expenses)	(2	)-(5)	9	0.20	0.38	0.23	(0.07)	0.30
Loan and Deposit Rate Margin	(2	)-(6)	10	1.01	1.22	1.04	(0.08)	1.13

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include Negotiable Certificates of Deposit (“NCDs”).
*3 Figures are calculated based on the figures for the former MHCB for the first quarter and MHBK for the second quarter and the second half of fiscal 2013.
(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted			11	1.18	1.46	1.22	(0.09)	1.31
Loan and Deposit Rate Margin (including Expenses)	(11	)-(5)	12	0.32	0.57	0.36	(0.07)	0.43
Loan and Deposit Rate Margin	(11	)-(6)	13	1.13	1.41	1.17	(0.07)	1.25

				(%)
				Fiscal 2013		Fiscal 2012
Mizuho Trust & Banking (3 domestic accounts) *1					Change

Return on Interest-Earning Assets			14	0.76	(0.11)	0.87
Return on Loans and Bills Discounted			15	1.01	(0.10)	1.11
Return on Securities			16	0.65	(0.05)	0.70
Cost of Funding			17	0.15	(0.02)	0.18
Cost of Deposits *2			18	0.08	(0.03)	0.11

Net Interest Margin	(14	)-(17)	19	0.60	(0.09)	0.69
Loan and Deposit Rate Margin	(15	)-(18)	20	0.92	(0.06)	0.99

*1	3 domestic accounts =	banking accounts (domestic operations) + trust accounts with contracts indemnifying the principal amounts (jointly-managed money trusts)
*2	Deposits include NCDs.

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2013 *				Fiscal 2012
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	131,390,989	0.94	(1,322,565)	(0.01)	132,713,555	0.96
Loans and Bills Discounted	65,438,597	1.24	3,670,901	(0.08)	61,767,696	1.32
Securities	43,248,067	0.70	(5,124,668)	0.06	48,372,735	0.63

Source of Funds	131,463,837	0.24	(337,993)	(0.03)	131,801,831	0.27
Deposits	83,306,254	0.09	5,929,406	(0.00)	77,376,847	0.10
NCDs	13,749,100	0.19	713,423	(0.04)	13,035,676	0.23

(Domestic Operations)

Use of Funds	100,238,400	0.74	(5,029,582)	(0.03)	105,267,982	0.78
Loans and Bills Discounted	49,069,281	1.10	831,815	(0.09)	48,237,465	1.19
Securities	32,811,301	0.50	(5,043,972)	0.06	37,855,273	0.44

Source of Funds	100,198,386	0.11	(4,379,428)	(0.03)	104,577,815	0.14
Deposits	69,208,346	0.04	3,692,149	(0.01)	65,516,196	0.05
NCDs	9,652,094	0.09	12,007	(0.01)	9,640,086	0.10

(International Operations)

Use of Funds	35,230,714	1.40	3,832,921	(0.05)	31,397,792	1.45
Loans and Bills Discounted	16,369,316	1.65	2,839,086	(0.11)	13,530,230	1.76
Securities	10,436,766	1.33	(80,696)	(0.01)	10,517,462	1.35

Source of Funds	35,343,576	0.59	4,167,340	(0.09)	31,176,235	0.68
Deposits	14,097,907	0.35	2,237,256	(0.03)	11,860,651	0.38
NCDs	4,097,006	0.43	701,416	(0.18)	3,395,589	0.61

*	Figures are the aggregate figures for the former MHBK for the first quarter, the former MHCB for the first quarter, and MHBK for the second quarter and the second half of fiscal 2013.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	Fiscal 2013				Fiscal 2012
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	6,275,075	0.83	275,322	(0.06)	5,999,752	0.90
Loans and Bills Discounted	3,374,361	1.00	(40,628)	(0.10)	3,414,990	1.10
Securities	1,980,268	0.87	86,782	0.08	1,893,485	0.78

Source of Funds	6,054,785	0.20	244,910	(0.02)	5,809,875	0.23
Deposits	1,955,213	0.09	(138,759)	(0.05)	2,093,972	0.14
NCDs	1,047,800	0.09	103,884	(0.02)	943,916	0.12

(Domestic Operations)

Use of Funds	5,656,808	0.76	154,195	(0.11)	5,502,613	0.88
Loans and Bills Discounted	3,256,850	1.00	(73,089)	(0.10)	3,329,939	1.11
Securities	1,369,042	0.65	10,222	(0.05)	1,358,819	0.70

Source of Funds	5,430,135	0.20	121,354	(0.01)	5,308,781	0.22
Deposits	1,913,549	0.08	(139,392)	(0.05)	2,052,942	0.13
NCDs	1,047,800	0.09	103,884	(0.02)	943,916	0.12

(International Operations)

Use of Funds	1,181,250	0.86	(20,738)	0.27	1,201,989	0.58
Loans and Bills Discounted	117,511	0.93	32,460	0.07	85,051	0.85
Securities	611,225	1.37	76,559	0.37	534,666	1.00

Source of Funds	1,187,634	0.15	(18,309)	(0.04)	1,205,943	0.20
Deposits	41,663	0.30	633	(0.03)	41,030	0.33
NCDs	—	—	—	—	—	—

2-6

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2013*		Fiscal 2012
		Change
Net Gains (Losses) related to Bonds	33,907	(186,571)	220,478
Gains on Sales and Others	119,415	(157,499)	276,914
Losses on Sales and Others	(72,854)	(29,450)	(43,403)
Impairment (Devaluation)	(9,615)	(1,635)	(7,980)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(3,038)	2,013	(5,052)

*	Figures are the aggregate figures for the former MHBK for the first quarter, the former MHCB for the first quarter, MHBK for the second quarter and the second half of fiscal 2013, and MHTB for fiscal 2013.

	Fiscal 2013 *		Fiscal 2012
		Change
Net Gains (Losses) related to Stocks	57,681	188,940	(131,258)
Gains on Sales	62,075	24,995	37,079
Losses on Sales	(3,615)	34,048	(37,664)
Impairment (Devaluation)	(1,716)	125,155	(126,872)
Reversal of (Provision for) Reserve for Possible Losses on Investments	44	66	(22)
Gains (Losses) on Derivatives other than for Trading	894	4,673	(3,778)

*	Figures are the aggregate figures for the former MHBK for the first quarter, the former MHCB for the first quarter, MHBK for the second quarter and the second half of fiscal 2013, and MHTB for fiscal 2013.

Mizuho Bank

	(Millions of yen)
	Fiscal 2013				Fiscal 2012
	MHBK *	The former MHBK (Apr. - Jun.)	Aggregate Figures	Change
Net Gains (Losses) related to Bonds	14,381	13,709	28,091	(181,596)	209,687
Gains on Sales and Others	85,648	25,080	110,728	(155,573)	266,301
Losses on Sales and Others	(57,334)	(12,158)	(69,492)	(26,973)	(42,519)
Impairment (Devaluation)	(9,199)	(416)	(9,615)	(1,635)	(7,980)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—	—	—
Gains (Losses) on Derivatives other than for Trading	(4,732)	1,203	(3,528)	2,585	(6,114)

*	Figures are the aggregate figures for the former MHCB for the first quarter and MHBK for the second quarter and the second half of fiscal 2013.

	Fiscal 2013				Fiscal 2012
	MHBK *	The former MHBK (Apr. - Jun.)	Aggregate Figures	Change
Net Gains (Losses) related to Stocks	43,210	5,864	49,075	171,625	(122,549)
Gains on Sales	46,712	6,427	53,139	19,000	34,139
Losses on Sales	(2,564)	(739)	(3,304)	32,726	(36,030)
Impairment (Devaluation)	(883)	(763)	(1,647)	115,304	(116,951)
Reversal of (Provision for) Reserve for Possible Losses on Investments	45	4	49	65	(15)
Gains (Losses) on Derivatives other than for Trading	(99)	937	837	4,528	(3,690)

*	Figures are the aggregate figures for the former MHCB for the first quarter and MHBK for the second quarter and the second half of fiscal 2013.

2-7

Mizuho Financial Group, Inc.

Mizuho Trust & Banking	(Millions of yen)
	Fiscal 2013		Fiscal 2012
		Change
Net Gains (Losses) related to Bonds	5,815	(4,975)	10,791
Gains on Sales and Others	8,687	(1,925)	10,613
Losses on Sales and Others	(3,361)	(2,477)	(883)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	489	(572)	1,061

	Fiscal 2013		Fiscal 2012
		Change
Net Gains (Losses) related to Stocks	8,606	17,315	(8,708)
Gains on Sales	8,935	5,995	2,939
Losses on Sales	(311)	1,321	(1,633)
Impairment (Devaluation)	(69)	9,851	(9,920)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(5)	1	(6)
Gains (Losses) on Derivatives other than for Trading	57	145	(87)

2-8

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of March 31, 2014				As of March 31, 2013
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Other Securities	40,212,540	1,127,679	1,475,537	347,858	881,442	1,148,913	267,470
Japanese Stocks	3,110,831	1,106,994	1,197,864	90,869	710,082	843,264	133,181
Japanese Bonds	25,094,546	31,372	48,126	16,753	113,475	134,247	20,771
Japanese Government Bonds	22,057,509	13,401	17,821	4,420	88,210	89,672	1,462
Other	12,007,162	(10,688)	229,546	240,234	57,884	171,401	113,516
Foreign Bonds	9,114,215	(170,636)	32,151	202,787	17,905	74,016	56,110

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥37,413 million and ¥3,311 million, which were recognized in the statement of income for March 31, 2014 and March 31, 2013, respectively, by applying the fair-value hedge method and others. As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of March 31, 2014 and March 31, 2013 are ¥1,090,266 million and ¥878,131 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2014 and March 31, 2013 are ¥733,522 million and ¥615,883 million, respectively.

(2) Bonds Held to Maturity

(Millions of yen)
	As of March 31, 2014				As of March 31, 2013
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Bonds Held to Maturity	4,040,082	17,734	17,954	220	19,940	20,022	81

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2014				As of March 31, 2013
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Other Securities	39,030,786	958,662	1,310,832	352,169	1,026,258	1,299,158	272,899
Japanese Stocks	3,024,068	1,027,355	1,124,319	96,963	884,089	1,024,291	140,202
Japanese Bonds	24,804,480	31,506	48,013	16,506	113,231	133,999	20,768
Japanese Government Bonds	21,878,032	13,365	17,782	4,417	88,144	89,606	1,462
Other	11,202,238	(100,199)	138,498	238,698	28,937	140,866	111,928
Foreign Bonds	8,956,802	(170,250)	31,339	201,589	18,308	73,347	55,038

Mizuho Bank
Other Securities	37,216,708	874,549	1,215,814	341,264	947,009	1,210,574	263,564
Japanese Stocks	2,816,277	945,045	1,038,309	93,263	822,952	956,901	133,948
Japanese Bonds	23,788,117	30,461	46,201	15,739	108,256	128,694	20,438
Japanese Government Bonds	20,931,370	13,114	16,860	3,745	84,257	85,405	1,147
Other	10,612,313	(100,957)	131,304	232,261	15,800	124,978	109,177
Foreign Bonds	8,510,857	(165,782)	30,860	196,643	16,912	71,550	54,637

Mizuho Trust & Banking
Other Securities	1,814,077	84,112	95,017	10,904	79,248	88,584	9,335
Japanese Stocks	207,790	82,309	86,010	3,700	61,136	67,390	6,254
Japanese Bonds	1,016,362	1,045	1,812	767	4,975	5,305	329
Japanese Government Bonds	946,662	251	922	671	3,886	4,200	314
Other	589,924	757	7,194	6,436	13,136	15,888	2,751
Foreign Bonds	445,945	(4,467)	478	4,945	1,396	1,796	400

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥37,413 million and ¥3,311 million, which were recognized in the statement of income for March 31, 2014 and March 31, 2013, respectively, by applying the fair-value hedge method and others. As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of March 31, 2014 and March 31, 2013 are ¥921,249 million and ¥1,022,947 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2014 and March 31, 2013 are as follows:

	(Millions of yen)
	As of March 31, 2014	As of March 31, 2013
Aggregate Figures	665,027	730,865
Mizuho Bank	597,410	669,465
Mizuho Trust & Banking	67,616	61,399

2-9

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2014				As of March 31, 2013
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Aggregate Figures	4,040,082	17,734	17,954	220	19,940	20,022	81
Mizuho Bank	4,040,082	17,734	17,954	220	19,940	20,022	81
Mizuho Trust & Banking	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2014				As of March 31, 2013
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Aggregate Figures	118,376	140,597	141,249	651	5,850	5,850	—
Mizuho Bank	118,376	140,597	141,249	651	5,850	5,850	—
Mizuho Trust & Banking	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method and others. They were excluded from Unrealized Gains (Losses) on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount was as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2014		As of March 31, 2013
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,090,266	212,134	878,131
Japanese Stocks	1,108,222	398,023	710,198
Japanese Bonds	31,372	(82,102)	113,475
Japanese Government Bonds	13,401	(74,809)	88,210
Other	(49,328)	(103,786)	54,457

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2014		As of March 31, 2013
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	921,249	(101,698)	1,022,947
Japanese Stocks	1,028,582	144,377	884,204
Japanese Bonds	31,507	(81,724)	113,231
Japanese Government Bonds	13,365	(74,778)	88,144
Other	(138,840)	(164,351)	25,510

2-10

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of March 31, 2014				Change				Maturity as of March 31, 2013
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	6,692.5	18,063.9	2,896.6	1,005.1	(6,068.8)	(44.2)	(1,703.4)	12.2	12,761.4	18,108.1	4,600.0	992.8
Japanese Government Bonds	6,437.7	16,758.9	2,573.8	—	(5,761.2)	(176.3)	(1,711.6)	(5.0)	12,198.9	16,935.2	4,285.4	5.0
Japanese Local Government Bonds	30.2	130.2	80.1	0.7	(4.5)	(8.7)	15.9	(0.0)	34.7	139.0	64.1	0.8
Japanese Corporate Bonds	224.6	1,174.7	242.6	1,004.3	(303.1)	140.8	(7.8)	17.3	527.7	1,033.9	250.4	987.0
Other	1,844.2	4,162.7	1,606.2	1,914.8	532.5	(1,776.3)	(495.6)	(927.6)	1,311.6	5,939.1	2,101.8	2,842.5

Mizuho Bank

Japanese Bonds	6,670.7	17,392.6	2,583.3	1,005.1	(5,814.7)	(405.0)	(1,633.9)	12.2	12,485.4	17,797.6	4,217.2	992.8
Japanese Government Bonds	6,417.7	16,146.4	2,268.8	—	(5,508.7)	(523.8)	(1,641.6)	(5.0)	11,926.4	16,670.2	3,910.4	5.0
Japanese Local Government Bonds	30.1	129.4	77.4	0.7	(4.4)	(8.8)	16.1	(0.0)	34.6	138.2	61.3	0.8
Japanese Corporate Bonds	222.9	1,116.7	237.0	1,004.3	(301.5)	127.5	(8.5)	17.3	524.4	989.1	245.5	987.0
Other	1,832.9	3,770.1	1,483.7	1,914.8	529.3	(1,717.6)	(572.2)	(927.6)	1,303.5	5,487.7	2,056.0	2,842.5

Mizuho Trust & Banking

Japanese Bonds	21.8	671.3	313.2	—	(254.1)	360.7	(69.4)	—	275.9	310.5	382.7	—
Japanese Government Bonds	20.0	612.5	305.0	—	(252.5)	347.5	(70.0)	—	272.5	265.0	375.0	—
Japanese Local Government Bonds	0.1	0.8	2.6	—	(0.0)	0.0	(0.1)	—	0.1	0.8	2.8	—
Japanese Corporate Bonds	1.7	57.9	5.6	—	(1.6)	13.2	0.6	—	3.3	44.7	4.9	—
Other	11.2	392.6	122.4	—	3.1	(58.7)	76.5	—	8.1	451.3	45.8	—

2-11

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

•	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2014				Change				As of March 31, 2013
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	4,408.0	14,635.4	6,049.5	25,093.0	(79.5)	1,705.4	(490.6)	1,135.1	4,487.6	12,930.0	6,540.1	23,957.8
Receive Float / Pay Fixed	486.8	3,065.5	3,813.4	7,365.8	(609.1)	760.7	1,316.7	1,468.2	1,096.0	2,304.8	2,496.7	5,897.5
Receive Float / Pay Float	50.0	71.9	—	121.9	(40.0)	(8.0)	—	(48.0)	90.0	80.0	—	170.0
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	4,944.9	17,772.9	9,862.9	32,580.8	(728.6)	2,458.0	826.0	2,555.4	5,673.6	15,314.8	9,036.8	30,025.4

Mizuho Bank

Receive Fixed / Pay Float	4,403.0	14,505.4	5,744.5	24,653.0	(84.5)	1,575.4	(510.6)	980.1	4,487.6	12,930.0	6,255.1	23,672.8
Receive Float / Pay Fixed	486.8	3,024.4	3,718.4	7,229.7	(569.1)	784.6	1,228.0	1,443.5	1,056.0	2,239.8	2,490.4	5,786.2
Receive Float / Pay Float	50.0	71.9	—	121.9	(40.0)	(8.0)	—	(48.0)	90.0	80.0	—	170.0
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	4,939.9	17,601.8	9,462.9	32,004.7	(693.6)	2,351.9	717.3	2,375.6	5,633.6	15,249.8	8,745.5	29,629.1

Mizuho Trust & Banking

Receive Fixed / Pay Float	5.0	130.0	305.0	440.0	5.0	130.0	20.0	155.0	—	—	285.0	285.0
Receive Float / Pay Fixed	—	41.0	95.0	136.0	(40.0)	(23.9)	88.6	24.7	40.0	65.0	6.3	111.3
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	5.0	171.0	400.0	576.0	(35.0)	106.0	108.6	179.7	40.0	65.0	291.3	396.3

(Reference)

Deferred Hedge Gains/Losses of Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of March 31, 2014			Change			As of March 31, 2013
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	645.2	654.0	(8.7)	(100.6)	90.8	(191.5)	745.8	563.1	182.7
Mizuho Bank	577.1	579.2	(2.0)	(96.7)	89.8	(186.5)	673.9	489.4	184.5
Mizuho Trust & Banking	68.1	74.7	(6.6)	(3.8)	1.0	(4.9)	71.9	73.7	(1.7)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-12

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		As of March 31, 2014	Change	As of March 31, 2013
Retirement Benefit Obligations	(A)	1,156,856	(16,865)	1,173,721
Discount Rate (%)		1.7	—	1.7

Total Fair Value of Plan Assets	(B)	1,539,705	151,528	1,388,176
Unrecognized Actuarial Differences	(C)	38,370	(141,033)	179,404
Prepaid Pension Cost	(D)	421,219	27,360	393,859
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	—	—	—

Mizuho Bank

Retirement Benefit Obligations	(A)	1,024,448	(15,963)	1,040,412
Discount Rate (%)		1.7	—	1.7

Total Fair Value of Plan Assets	(B)	1,380,819	141,799	1,239,020
Unrecognized Actuarial Differences	(C)	22,045	(132,774)	154,819
Prepaid Pension Cost	(D)	378,416	24,989	353,427
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	—	—	—

Mizuho Trust & Banking

Retirement Benefit Obligations	(A)	132,407	(901)	133,309
Discount Rate (%)		1.7	—	1.7

Total Fair Value of Plan Assets	(B)	158,885	9,728	149,156
Unrecognized Actuarial Differences	(C)	16,325	(8,258)	24,584
Prepaid Pension Cost	(D)	42,803	2,371	40,431
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	—	—	—

2-13

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2013*	Change	Fiscal 2012
Service Cost	(21,188)	873	(22,061)
Interest Cost	(19,953)	214	(20,167)
Expected Return on Plan Assets	33,038	4,283	28,754
Accumulation (Amortization) of Unrecognized Actuarial Differences	(17,957)	44,853	(62,810)
Other	(4,282)	355	(4,638)

Total	(30,343)	50,580	(80,923)

*	Figures are the aggregate figures for the former MHBK for the first quarter, the former MHCB for the first quarter, MHBK for the second quarter and the second half of fiscal 2013, and MHTB for fiscal 2013.

Mizuho Bank

	(Millions of yen)
	Fiscal 2013
	MHBK*	The former MHBK (Apr. - Jun.)	Aggregate Figures	Change	Fiscal 2012
Service Cost	(14,958)	(3,380)	(18,339)	847	(19,187)
Interest Cost	(14,707)	(2,979)	(17,687)	206	(17,893)
Expected Return on Plan Assets	24,310	5,057	29,368	3,888	25,480
Accumulation (Amortization) of Unrecognized Actuarial Differences	(12,763)	(2,637)	(15,400)	40,224	(55,624)
Other	(3,095)	(591)	(3,687)	350	(4,037)

Total	(21,214)	(4,531)	(25,745)	45,517	(71,263)

*	Figures are the aggregate figures for the former MHCB for the first quarter and MHBK for the second quarter and the second half of fiscal 2013.

Mizuho Trust & Banking

	(Millions of yen)
	Fiscal 2013	Change	Fiscal 2012
Service Cost	(2,848)	25	(2,874)
Interest Cost	(2,266)	7	(2,273)
Expected Return on Plan Assets	3,669	395	3,274
Accumulation (Amortization) of Unrecognized Actuarial Differences	(2,556)	4,629	(7,186)
Other	(595)	5	(600)

Total	(4,597)	5,062	(9,660)

Consolidated

Retirement Benefit Obligations

		(Millions of yen)
		As of March 31, 2014	Change	As of March 31, 2013
Retirement Benefit Obligations	(A)	1,319,387	(7,056)	1,326,443
Fair Value of Plan Assets	(B)	1,686,455	173,713	1,512,741
Unrecognized Actuarial Differences	(C)	42,388	(151,528)	193,916
Prepaid Pension Cost	(D)		(418,846)	418,846
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)		(38,632)	38,632
Defined Benefit Asset	(E)	413,073	413,073
Defined Benefit Liability	(A)-(B)+(E)	46,006	46,006

*	Accounting standard and others for employee retirement benefits have been revised and applied from fiscal 2013.

Income (Expenses) related to Employee Retirement Benefits

	(Millions of yen)
	Fiscal 2013	Change	Fiscal 2012
Service Cost	(30,947)	(904)	(30,042)
Interest Cost	(22,496)	75	(22,572)
Expected Return on Plan Assets	36,046	4,440	31,606
Accumulation (Amortization) of Unrecognized Actuarial Differences	(21,162)	45,905	(67,068)
Other	(7,673)	1,231	(8,905)

Total	(46,234)	50,748	(96,982)

2-14

Mizuho Financial Group, Inc.

9. Capital Ratio (Basel III)

Mizuho Financial Group

International Standard (Basel III)

	Consolidated		(%, Billions of yen)
	As of March 31, 2014 (Preliminary)	Change	As of March 31, 2013
(1) Total Capital Ratio	14.35	0.17	14.18
(2) Tier 1 Capital Ratio	11.35	0.33	11.02
(3) Common Equity Tier 1 Capital Ratio	8.79	0.63	8.16
(4) Total Capital	8,655.9	311.4	8,344.5
(5) Tier 1 Capital	6,844.7	357.2	6,487.4
(6) Common Equity Tier 1 Capital	5,304.4	500.5	4,803.8
(7) Risk weighted Assets	60,287.4	1,463.8	58,823.5
(8) Total Required Capital (7)X8%	4,822.9	117.1	4,705.8
Mizuho Bank International Standard (Basel III)
	Consolidated			Non-Consolidated
		As of March 31, 2013
	As of March 31, 2014 (Preliminary)	The former MHCB	The former MHBK (Reference)	As of March 31, 2014 (Preliminary)
(1) Total Capital Ratio	15.36	13.89	14.08	15.58
(2) Tier 1 Capital Ratio	12.25	11.03	10.13	12.29
(3) Common Equity Tier 1 Capital Ratio	10.11	8.65	8.90	10.15
(4) Total Capital	8,180.3	5,130.0	3,258.6	8,071.7
(5) Tier 1 Capital	6,525.3	4,071.3	2,343.8	6,369.6
(6) Common Equity Tier 1 Capital	5,386.5	3,195.0	2,060.5	5,260.2
(7) Risk weighted Assets	53,242.6	36,908.3	23,128.6	51,803.7
(8) Total Required Capital (7)X8%	4,259.4	2,952.6	1,850.2	4,144.3

*  Figures as of March 31, 2013 are on a basis in which distribution of all of the shares of Mizuho Securities to Mizuho Financial Group as a dividend in kind (the former MHCB¥424.4 billion, the former MHBK¥125.7 billion) on April 1, 2013 is deducted from Common Equity Tier 1 Capital.

Mizuho Trust & Banking International Standard (Basel III)
	Consolidated			Non-Consolidated
	As of March 31, 2014 (Preliminary)	Change	As of March 31, 2013	As of March 31, 2014 (Preliminary)
(1) Total Capital Ratio	17.80	0.59	17.21	17.79
(2) Tier 1 Capital Ratio	14.76	1.52	13.24	14.76
(3) Common Equity Tier 1 Capital Ratio	14.76	1.52	13.24	14.76
(4) Total Capital	456.6	9.1	447.5	451.2
(5) Tier 1 Capital	378.7	34.5	344.2	374.5
(6) Common Equity Tier 1 Capital	378.7	34.5	344.2	374.5
(7) Risk weighted Assets	2,564.6	(34.9)	2,599.6	2,536.1
(8) Total Required Capital (7)X8%	205.1	(2.7)	207.9	202.8

2-15

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of March 31, 2014				As of March 31, 2013
		%	Change	%		%
Loans to Bankrupt Obligors	12,194	0.01	(21,493)	(0.03)	33,688	0.04
Non-Accrual Delinquent Loans	508,001	0.73	(129,909)	(0.21)	637,911	0.94
Loans Past Due for 3 Months or More	4,109	0.00	640	0.00	3,468	0.00
Restructured Loans	504,600	0.72	(190,132)	(0.30)	694,732	1.02

Total	1,028,905	1.48	(340,895)	(0.54)	1,369,801	2.02

Total Loans	69,301,405	100.00	1,764,522		67,536,882	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	166,752		(65,979)		232,731

Trust Account
	As of March 31, 2014				As of March 31, 2013
		%	Change	%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,046	17.38	(14)	1.37	3,060	16.01
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	3,046	17.38	(14)	1.37	3,060	16.01

Total Loans	17,522	100.00	(1,592)		19,114	100.00

Consolidated + Trust Account
	As of March 31, 2014				As of March 31, 2013
		%	Change	%		%
Loans to Bankrupt Obligors	12,194	0.01	(21,493)	(0.03)	33,688	0.04
Non-Accrual Delinquent Loans	511,047	0.73	(129,923)	(0.21)	640,971	0.94
Loans Past Due for 3 Months or More	4,109	0.00	640	0.00	3,468	0.00
Restructured Loans	504,600	0.72	(190,132)	(0.30)	694,732	1.02

Total	1,031,951	1.48	(340,909)	(0.54)	1,372,861	2.03

Total Loans	69,318,927	100.00	1,762,930		67,555,997	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-16

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2014				As of March 31, 2013
		%	Change	%		%
Loans to Bankrupt Obligors	9,278	0.01	(21,424)	(0.03)	30,703	0.04
Non-Accrual Delinquent Loans	488,456	0.69	(135,141)	(0.22)	623,597	0.92
Loans Past Due for 3 Months or More	4,104	0.00	648	0.00	3,456	0.00
Restructured Loans	408,023	0.58	(169,316)	(0.27)	577,340	0.85

Total	909,864	1.29	(325,234)	(0.53)	1,235,098	1.83

Total Loans	69,991,928	100.00	2,784,634		67,207,294	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	149,178		(59,663)		208,842

Mizuho Bank

Loans to Bankrupt Obligors	9,257	0.01	(21,355)	(0.03)	30,613	0.04
Non-Accrual Delinquent Loans	469,368	0.70	(133,969)	(0.24)	603,337	0.95
Loans Past Due for 3 Months or More	4,104	0.00	736	0.00	3,368	0.00
Restructured Loans	402,221	0.60	(166,235)	(0.29)	568,457	0.89

Total	884,952	1.32	(320,824)	(0.57)	1,205,776	1.89

Total Loans	66,836,553	100.00	3,374,474		63,462,079	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	147,196		(58,427)		205,623

Mizuho Trust & Banking (Banking Account)

Loans to Bankrupt Obligors	21	0.00	(68)	(0.00)	90	0.00
Non-Accrual Delinquent Loans	16,041	0.51	(1,158)	0.04	17,199	0.46
Loans Past Due for 3 Months or More	—	—	(88)	(0.00)	88	0.00
Restructured Loans	5,802	0.18	(3,080)	(0.05)	8,883	0.23

Total	21,865	0.69	(4,396)	(0.00)	26,261	0.70

Total Loans	3,137,852	100.00	(588,247)		3,726,100	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	1,982		(1,236)		3,218

(Trust Account)

Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,046	17.38	(14)	1.37	3,060	16.01
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	3,046	17.38	(14)	1.37	3,060	16.01

Total Loans	17,522	100.00	(1,592)		19,114	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-17

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of March 31, 2014	Change	As of March 31, 2013
Reserves for Possible Losses on Loans	616,307	(123,683)	739,990
General Reserve for Possible Losses on Loans	398,737	(104,279)	503,017
Specific Reserve for Possible Losses on Loans	216,787	(19,128)	235,915
Reserve for Possible Losses on Loans to Restructuring Countries	782	(275)	1,058

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	195,157	(75,231)	270,388

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2014	Change	As of March 31, 2013
Reserves for Possible Losses on Loans	523,384	(122,637)	646,022
General Reserve for Possible Losses on Loans	348,454	(108,087)	456,541
Specific Reserve for Possible Losses on Loans	174,147	(14,275)	188,423
Reserve for Possible Losses on Loans to Restructuring Countries	782	(275)	1,058

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	176,984	(68,692)	245,677

Mizuho Bank

Reserves for Possible Losses on Loans	510,675	(118,543)	629,218
General Reserve for Possible Losses on Loans	339,978	(105,154)	445,132
Specific Reserve for Possible Losses on Loans	169,914	(13,113)	183,027
Reserve for Possible Losses on Loans to Restructuring Countries	782	(275)	1,057

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	174,467	(67,492)	241,959

Mizuho Trust & Banking

Reserves for Possible Losses on Loans	12,709	(4,094)	16,804
General Reserve for Possible Losses on Loans	8,475	(2,932)	11,408
Specific Reserve for Possible Losses on Loans	4,233	(1,162)	5,395
Reserve for Possible Losses on Loans to Restructuring Countries	0	0	0

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	2,517	(1,200)	3,717

*	Reserve for Possible Losses on Entrusted Loans (¥53 million and ¥66 million for March 31, 2014 and March 31, 2013, respectively) is not included in the above figures for Trust Account.

2-18

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of March 31, 2014	Change	As of March 31, 2013
Mizuho Financial Group	59.89	5.87	54.02

*	Above figures are presented net of partial direct write-offs.

Non-Consolidated
	(%)
	As of March 31, 2014	Change	As of March 31, 2013
Total	57.71	5.28	52.43
Mizuho Bank	57.70	5.52	52.18
Mizuho Trust & Banking (Banking Account)	58.12	(5.86)	63.98

*	Above figures are presented net of partial direct write-offs.

2-19

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

Consolidated

	(Millions of yen)
	As of March 31, 2014	Change	As of March 31, 2013
Claims against Bankrupt and Substantially Bankrupt Obligors	80,238	(95,223)	175,461
Claims with Collection Risk	484,998	(78,764)	563,763
Claims for Special Attention	508,709	(189,554)	698,263
Total	1,073,945	(363,542)	1,437,488

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	194,529	(75,206)	269,736

Trust Account

	As of March 31, 2014	Change	As of March 31, 2013
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	3,046	(14)	3,060
Claims for Special Attention	—	—	—
Total	3,046	(14)	3,060

Consolidated + Trust Account

	As of March 31, 2014	Change	As of March 31, 2013
Claims against Bankrupt and Substantially Bankrupt Obligors	80,238	(95,223)	175,461
Claims with Collection Risk	488,044	(78,778)	566,823
Claims for Special Attention	508,709	(189,554)	698,263
Total	1,076,992	(363,556)	1,440,548

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-20

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2014				As of March 31, 2013
		%	Change	%		%
Claims against Bankrupt and Substantially Bankrupt Obligors	67,275	0.08	(91,906)	(0.12)	159,181	0.21
Claims with Collection Risk	472,041	0.60	(81,255)	(0.13)	553,297	0.73
Claims for Special Attention	412,128	0.52	(168,731)	(0.24)	580,860	0.76
Sub-total	951,445	1.21	(341,893)	(0.49)	1,293,339	1.71
Normal Claims	77,532,514	98.78	3,238,919	0.49	74,293,594	98.28

Total	78,483,960	100.00	2,897,026		75,586,934	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	176,624		(68,729)		245,354

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	65,502	0.08	(63,386)	(0.09)	128,889	0.17
Claims with Collection Risk	454,696	0.60	(80,284)	(0.14)	534,980	0.74
Claims for Special Attention	406,326	0.54	(165,499)	(0.25)	571,825	0.79
Sub-total	926,525	1.23	(309,170)	(0.49)	1,235,695	1.72
Normal Claims	74,296,449	98.76	3,804,236	0.49	70,492,213	98.27

Total	75,222,975	100.00	3,495,065		71,727,909	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	174,467		(67,492)		241,959

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	1,772	0.05	(28,519)	(0.73)	30,292	0.78
Claims with Collection Risk	14,298	0.44	(957)	0.04	15,256	0.39
Claims for Special Attention	5,802	0.17	(3,231)	(0.05)	9,034	0.23
Sub-total	21,874	0.67	(32,708)	(0.74)	54,583	1.42
Normal Claims	3,221,588	99.32	(563,738)	0.74	3,785,326	98.57

Total	3,243,463	100.00	(596,446)		3,839,910	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	2,157		(1,237)		3,394

(Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—
Claims with Collection Risk	3,046	17.38	(14)	1.37	3,060	16.01
Claims for Special Attention	—	—	—	—	—	—
Sub-total	3,046	17.38	(14)	1.37	3,060	16.01
Normal Claims	14,475	82.61	(1,578)	(1.37)	16,054	83.98

Total	17,522	100.00	(1,592)		19,114	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-21

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRL

Non-Consolidated

(1) Disclosed Claims under the FRL and Coverage Amount

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2014	Change	As of March 31, 2013
Claims against Bankrupt and Substantially Bankrupt Obligors	67.2	(91.9)	159.1
Collateral, Guarantees, and equivalent	66.2	(71.0)	137.2
Reserve for Possible Losses	1.0	(20.8)	21.9
Claims with Collection Risk	468.9	(81.2)	550.2
Collateral, Guarantees, and equivalent	222.3	(60.7)	283.0
Reserve for Possible Losses	172.9	(5.7)	178.6
Claims for Special Attention	412.1	(168.7)	580.8
Collateral, Guarantees, and equivalent	162.9	(59.9)	222.8
Reserve for Possible Losses	60.3	(51.8)	112.2
Total	948.3	(341.8)	1,290.2
Collateral, Guarantees, and equivalent	451.4	(191.6)	643.1
Reserve for Possible Losses	234.3	(78.5)	312.8

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	65.5	(63.3)	128.8
Collateral, Guarantees, and equivalent	64.5	(54.9)	119.4
Reserve for Possible Losses	0.9	(8.4)	9.3
Claims with Collection Risk	454.6	(80.2)	534.9
Collateral, Guarantees, and equivalent	212.8	(61.1)	274.0
Reserve for Possible Losses	168.7	(4.6)	173.4
Claims for Special Attention	406.3	(165.4)	571.8
Collateral, Guarantees, and equivalent	161.4	(58.8)	220.2
Reserve for Possible Losses	59.5	(51.3)	110.8
Total	926.5	(309.1)	1,235.6
Collateral, Guarantees, and equivalent	438.7	(174.9)	613.7
Reserve for Possible Losses	229.2	(64.4)	293.6

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	1.7	(28.5)	30.2
Collateral, Guarantees, and equivalent	1.7	(16.0)	17.7
Reserve for Possible Losses	0.0	(12.4)	12.5
Claims with Collection Risk	14.2	(0.9)	15.2
Collateral, Guarantees, and equivalent	9.4	0.4	9.0
Reserve for Possible Losses	4.1	(1.0)	5.2
Claims for Special Attention	5.8	(3.2)	9.0
Collateral, Guarantees, and equivalent	1.5	(1.0)	2.5
Reserve for Possible Losses	0.8	(0.5)	1.4
Total	21.8	(32.7)	54.5
Collateral, Guarantees, and equivalent	12.7	(16.6)	29.3
Reserve for Possible Losses	5.1	(14.0)	19.2

(Reference) Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	3.0	(0.0)	3.0
Collateral, Guarantees, and equivalent	3.0	(0.0)	3.0
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Total	3.0	(0.0)	3.0
Collateral, Guarantees, and equivalent	3.0	(0.0)	3.0

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-22

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2014	Change	As of March 31, 2013
Coverage Amount	685.8	(270.2)	956.0
Reserves for Possible Losses on Loans	234.3	(78.5)	312.8
Collateral, Guarantees, and equivalent	451.4	(191.6)	643.1

	(%)
Coverage Ratio	72.4	(1.7)	74.1
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	84.2	0.3	83.9
Claims for Special Attention	54.1	(3.5)	57.6
Claims against Special Attention Obligors	57.4	(0.8)	58.3

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	70.1	3.2	66.8
Claims for Special Attention	24.2	(7.1)	31.3
Claims against Special Attention Obligors	27.9	(4.0)	31.9

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	16.50	(3.09)	19.59
Claims against Watch Obligors excluding Special Attention Obligors	6.34	0.07	6.27
Claims against Normal Obligors	0.10	(0.01)	0.11

Mizuho Bank

	(Billions of yen)
Coverage Amount	668.0	(239.4)	907.4
Reserves for Possible Losses on Loans	229.2	(64.4)	293.6
Collateral, Guarantees, and equivalent	438.7	(174.9)	613.7

	(%)
Coverage Ratio	72.0	(1.3)	73.4
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	83.9	0.2	83.6
Claims for Special Attention	54.3	(3.5)	57.9
Claims against Special Attention Obligors	57.9	(0.7)	58.7

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	69.7	3.3	66.4
Claims for Special Attention	24.2	(7.2)	31.5
Claims against Special Attention Obligors	28.2	(4.0)	32.2

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	16.50	(3.18)	19.68
Claims against Watch Obligors excluding Special Attention Obligors	6.42	0.10	6.31
Claims against Normal Obligors	0.10	(0.01)	0.11

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
Coverage Amount	17.8	(30.7)	48.5
Reserves for Possible Losses on Loans	5.1	(14.0)	19.2
Collateral, Guarantees, and equivalent	12.7	(16.6)	29.3

	(%)
Coverage Ratio	81.4	(7.5)	88.9
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	95.5	1.6	93.8
Claims for Special Attention	41.2	(2.5)	43.8
Claims against Special Attention Obligors	36.7	(4.2)	40.9

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	86.7	1.7	84.9
Claims for Special Attention	20.7	(0.9)	21.7
Claims against Special Attention Obligors	20.6	(0.2)	20.9

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	16.51	0.83	15.67
Claims against Watch Obligors excluding Special Attention Obligors	4.07	(0.78)	4.85
Claims against Normal Obligors	0.07	(0.01)	0.09

2-23

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes: 1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents the amount of claims other than loans included in Disclosed Claims under the FRL.

2-24

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRL)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2010	Fiscal 2011	Fiscal 2012	Fiscal 2013
	As of March 31, 2011	As of March 31, 2012	As of March 31, 2013	As of March 31, 2014
				MHBK	MHTB*	Aggregate Figures for the 2 Banks	Change from March 31, 2013
Amount Categorized as above up to Fiscal 2010	784.6	440.6	319.4	197.5	7.2	204.7	(114.6)
of which the amount which was in the process of being removed from the balance sheet	177.3	71.6	43.5	27.0	0.9	28.0	(15.5)
Amount Newly Categorized as above during Fiscal 2011		237.9	119.6	56.5	0.6	57.2	(62.4)
of which the amount which was in the process of being removed from the balance sheet		42.0	25.8	6.1	0.2	6.4	(19.4)
Amount Newly Categorized as above during Fiscal 2012			273.3	123.5	5.0	128.6	(144.7)
of which the amount which was in the process of being removed from the balance sheet			25.1	8.2	0.1	8.4	(16.7)
Amount Newly Categorized as above during Fiscal 2013				142.4	6.2	148.7	148.7
of which the amount which was in the process of being removed from the balance sheet				18.1	0.4	18.5	18.5
Total	784.6	678.6	712.4	520.1	19.1	539.3	(173.1)
of which the amount which was in the process of being removed from the balance sheet	177.3	113.6	94.5	59.6	1.7	61.4	(33.0)

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in Fiscal 2013

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK*	MHTB (Banking Account + Trust Account)
Liquidation	(54.5)	(54.5)	(0.0)
Restructuring	(1.7)	(1.2)	(0.4)
Improvement in Business Performance due to Restructuring	(2.1)	(2.1)	(0.0)
Loan Sales	(62.8)	(61.7)	(1.0)
Direct Write-off	67.5	66.9	0.5
Other	(268.0)	(233.3)	(34.7)
Debt recovery	(157.7)	(155.6)	(2.0)
Improvement in Business Performance	(110.3)	(77.7)	(32.6)

Total	(321.8)	(286.1)	(35.6)

*	Figures are the aggregate figures for the former MHBK for the first quarter, the former MHCB for the first quarter, and MHBK for the second quarter and the second half of fiscal 2013.

2-25

Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2014				As of March 31, 2013
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	57,192.7	799.8	455.2	(315.2)	56,737.5	1,115.0
Manufacturing	7,613.7	155.1	(53.4)	(136.1)	7,667.2	291.2
Agriculture & Forestry	36.8	0.3	1.8	0.0	34.9	0.3
Fishery	2.0	0.4	(0.1)	(0.0)	2.1	0.4
Mining, Quarrying Industry & Gravel Extraction Industry	239.9	0.0	23.8	(0.0)	216.0	0.0
Construction	755.9	31.4	(56.2)	(4.0)	812.1	35.4
Utilities	2,397.0	0.0	268.8	(4.4)	2,128.1	4.5
Communication	1,226.8	17.2	238.8	(2.6)	988.0	19.8
Transportation & Postal Industry	2,467.4	30.0	(161.3)	(75.7)	2,628.8	105.7
Wholesale & Retail	4,791.1	137.4	(46.9)	(13.4)	4,838.0	150.8
Finance & Insurance	6,682.1	11.4	442.5	(2.3)	6,239.5	13.8
Real Estate	6,382.3	81.7	(230.6)	(104.7)	6,612.9	186.4
Commodity Lease	1,536.7	1.9	(25.5)	(0.2)	1,562.2	2.2
Service Industries	2,417.6	72.6	8.9	(12.0)	2,408.7	84.6
Local Governments	1,122.8	2.9	(102.4)	(0.0)	1,225.2	2.9
Governments	5,571.6	—	(18.1)	—	5,589.8	—
Other	13,948.4	256.8	165.2	40.6	13,783.2	216.2
Overseas Total (including Loans Booked Offshore)	13,802.0	110.0	2,367.8	(10.0)	11,434.2	120.0
Governments	520.4	—	172.8	—	347.6	—
Financial Institutions	4,575.1	—	472.0	—	4,103.0	—
Other	8,706.4	110.0	1,722.9	(10.0)	6,983.5	120.0

Total	70,994.8	909.8	2,823.0	(325.2)	68,171.7	1,235.0

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of March 31, 2014:	¥561.4 billion (from MHBK)
As of March 31, 2013:	¥646.9 billion (from the former MHBK ¥600.0 billion; from the former MHCB ¥46.9 billion)
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-26

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of March 31, 2014				As of March 31, 2013
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	53,040.7	774.8	1,006.6	(310.8)	52,034.0	1,085.7
Manufacturing	7,076.2	151.6	(35.8)	(134.1)	7,112.0	285.8
Agriculture & Forestry	36.8	0.3	1.8	0.0	34.9	0.3
Fishery	2.0	0.4	(0.1)	(0.0)	2.1	0.4
Mining, Quarrying Industry & Gravel Extraction Industry	237.4	0.0	24.4	(0.0)	212.9	0.0
Construction	702.2	31.2	(53.6)	(4.0)	755.9	35.3
Utilities	2,119.8	0.0	229.9	(4.4)	1,889.8	4.5
Communication	1,156.7	17.2	232.8	(2.1)	923.8	19.4
Transportation & Postal Industry	2,268.0	29.9	(145.4)	(75.7)	2,413.5	105.7
Wholesale & Retail	4,630.7	137.1	(45.1)	(12.6)	4,675.8	149.8
Finance & Insurance	6,161.7	11.4	438.8	(2.3)	5,722.9	13.8
Real Estate	5,314.6	68.3	(241.9)	(103.9)	5,556.5	172.3
Commodity Lease	1,336.6	1.9	(9.1)	(0.2)	1,345.7	2.2
Service Industries	2,347.9	72.5	9.1	(11.7)	2,338.7	84.3
Local Governments	1,097.5	—	(99.2)	—	1,196.8	—
Governments	5,558.1	—	568.1	—	4,989.9	—
Other	12,993.8	252.2	131.8	40.7	12,862.0	211.4
Overseas Total (including Loans Booked Offshore)	13,795.8	110.0	2,367.8	(10.0)	11,427.9	120.0
Governments	519.9	—	172.8	—	347.0	—
Financial Institutions	4,575.1	—	472.0	—	4,103.0	—
Other	8,700.7	110.0	1,722.8	(10.0)	6,977.8	120.0

Total	66,836.5	884.9	3,374.4	(320.8)	63,462.0	1,205.7

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,152.0	24.9	(551.4)	(4.4)	4,703.4	29.3
Manufacturing	537.5	3.4	(17.6)	(1.9)	555.1	5.4
Agriculture & Forestry	0.0	—	(0.0)	—	0.0	—
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	2.5	—	(0.6)	—	3.1	—
Construction	53.6	0.1	(2.5)	(0.0)	56.1	0.1
Utilities	277.1	—	38.8	—	238.2	—
Communication	70.1	—	6.0	(0.4)	64.1	0.4
Transportation & Postal Industry	199.4	0.0	(15.9)	(0.0)	215.3	0.0
Wholesale & Retail	160.3	0.2	(1.8)	(0.8)	162.2	1.0
Finance & Insurance	520.3	—	3.7	—	516.6	—
Real Estate	1,067.6	13.3	11.3	(0.7)	1,056.3	14.1
Commodity Lease	200.0	—	(16.4)	—	216.5	—
Service Industries	69.7	0.1	(0.2)	(0.2)	70.0	0.3
Local Governments	25.2	2.9	(3.1)	(0.0)	28.4	2.9
Governments	13.5	—	(586.3)	—	599.8	—
Other	954.6	4.6	33.3	(0.1)	921.2	4.7
Overseas Total (including Loans Booked Offshore)	6.2	—	0.0	—	6.2	—
Governments	0.4	—	(0.0)	—	0.5	—
Financial Institutions	—	—	—	—	—	—
Other	5.7	—	0.1	—	5.6	—

Total	4,158.2	24.9	(551.3)	(4.4)	4,709.6	29.3

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2014				As of March 31, 2013
	Disclosed Claims under the FRL	Coverage Ratio	Change		Disclosed Claims under the FRL	Coverage Ratio
			Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	822.0	72.1	(339.6)	(3.3)	1,161.6	75.4
Manufacturing	165.7	65.5	(130.7)	(7.3)	296.5	72.9
Agriculture & Forestry	0.3	25.7	0.0	(14.7)	0.3	40.4
Fishery	0.4	21.9	(0.0)	(7.1)	0.4	29.1
Mining, Quarrying Industry & Gravel Extraction Industry	0.0	100.0	(0.0)	—	0.0	100.0
Construction	31.4	81.8	(4.1)	6.9	35.6	74.9
Utilities	0.0	13.1	(4.4)	(40.6)	4.5	53.8
Communication	17.5	66.2	(2.6)	9.0	20.1	57.1
Transportation & Postal Industry	30.0	58.5	(75.9)	(14.8)	106.0	73.3
Wholesale & Retail	141.5	61.0	(17.2)	(0.4)	158.8	61.5
Finance & Insurance	11.4	16.1	(2.3)	(3.4)	13.8	19.6
Real Estate	82.0	85.2	(104.6)	(5.4)	186.7	90.7
Commodity Lease	1.9	71.1	(0.2)	(0.9)	2.2	72.1
Service Industries	73.4	66.1	(11.5)	(0.8)	85.0	66.9
Local Governments	2.9	100.0	(28.3)	—	31.2	100.0
Other	262.8	82.9	42.7	0.1	220.0	82.7
Overseas Total (including Loans Booked Offshore)	129.4	73.9	(2.2)	11.5	131.6	62.4
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	129.4	73.9	(2.2)	11.5	131.6	62.4

Total	951.4	72.4	(341.8)	(1.7)	1,293.3	74.1

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2014		As of March 31, 2013
		Change
Housing and Consumer Loans	11,990.5	(195.9)	12,186.5
Housing Loans for owner’s residential housing	10,376.5	(120.4)	10,497.0

Mizuho Bank

Housing and Consumer Loans	11,822.0	(170.1)	11,992.2
Housing Loans	10,831.5	(203.1)	11,034.6
for owner’s residential housing	10,227.0	(98.9)	10,326.0
Consumer loans	990.5	32.9	957.5

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	168.4	(25.8)	194.2
Housing Loans for owner’s residential housing	149.4	(21.5)	171.0
* Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of March 31, 2014		As of March 31, 2013
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	56.7	0.3	56.3
Loans to SMEs and Individual Customers	32,444.8	481.6	31,963.2

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.0	(0.2)	57.3
Loans to SMEs and Individual Customers	30,283.5	434.4	29,849.1

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	52.0	7.1	44.9
Loans to SMEs and Individual Customers	2,161.3	47.2	2,114.0

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.

*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

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Mizuho Financial Group, Inc.

10. Status of Loans by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2014				As of March 31, 2013
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	5,310.4	24.4	1,360.0	(4.7)	3,950.4	29.1
Hong Kong	1,128.6	4.3	317.1	(0.5)	811.5	4.9
South Korea	846.6	1.2	307.3	(0.2)	539.2	1.4
Singapore	731.1	11.3	119.8	(0.5)	611.3	11.9
Thailand	736.1	0.2	151.4	(0.6)	584.6	0.8
Central and South America	3,553.4	163.2	320.6	(6.7)	3,232.7	169.9
North America	3,893.5	0.1	552.2	(4.1)	3,341.2	4.2
Eastern Europe	25.8	4.3	1.2	3.9	24.6	0.4
Western Europe	2,665.4	41.9	78.4	(7.9)	2,587.0	49.9
Other	1,475.9	11.3	213.3	0.0	1,262.5	11.3
Total	16,924.6	245.4	2,526.1	(19.5)	14,398.5	265.0

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Aggregate Figures for the 2 Banks

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2014 to March 31, 2019)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	4,024.7
Income before Income Taxes	2	3,379.0
Tax Adjustments *1	3	236.1
Taxable Income before Current Deductible Temporary Differences *2	4	3,615.1

Effective Statutory Tax Rate	5	35.55%~35.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,285.2

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2014.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2009	208.3
Fiscal 2010	313.7
Fiscal 2011	491.9
Fiscal 2012	107.3
Fiscal 2013 (estimate)	346.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2013 is the aggregate figure for the former MHBK for the first quarter, the former MHCB for the first quarter, MHBK for the second quarter and the second half of fiscal 2013, and MHTB for fiscal 2013.
*3.	Figure for fiscal 2013 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2014	Change	As of March 31, 2013

Reserves for Possible Losses on Loans	7	197.0	(54.5)	251.5
Impairment of Securities	8	238.3	(466.9)	705.2
Net Unrealized Losses on Other Securities	9	26.2	(8.4)	34.6
Reserve for Employee Retirement Benefits	10	13.4	(0.3)	13.8
Net Deferred Hedge Losses	11	3.1	2.0	1.0
Tax Losses Carried Forward	12	—	—	—
Other	13	290.7	(0.2)	290.9
Total Deferred Tax Assets	14	768.8	(528.4)	1,297.2

Valuation Allowance	15	(269.2)	454.9	(724.1)
Sub-Total [ 14 + 15 ]	16	499.6	(73.4)	573.1

Amount related to Retirement Benefits Accounting *1	17	(139.8)	(9.3)	(130.4)
Net Unrealized Gains on Other Securities	18	(253.9)	37.2	(291.2)
Net Deferred Hedge Gains	19	—	66.1	(66.1)
Other	20	(51.6)	(11.0)	(40.6)
Total Deferred Tax Liabilities	21	(445.5)	83.1	(528.6)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	54.1	9.6	44.4
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(256.2)	35.8	(292.0)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	3.1	68.2	(65.1)
Tax effects related to others	25	307.2	(94.4)	401.6

*1	Amount related to Retirement Benefits Accounting includes ¥(93.3) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

(Reference)

Consolidated	(Billions of yen)
	As of March 31, 2014	Change	As of March 31, 2013

Net Deferred Tax Assets	54.1	(56.9)	111.0

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-31

Mizuho Financial Group, Inc.

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2014 to March 31, 2019)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	3,730.0
Income before Income Taxes	2	3,122.2
Tax Adjustments *1	3	234.7
Taxable Income before Current Deductible Temporary Differences *2	4	3,356.9
Effective Statutory Tax Rate	5	35.55%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,193.3

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2014.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2009	191.6
Fiscal 2010	293.6
Fiscal 2011	461.1
Fiscal 2012	80.5
Fiscal 2013 (estimate)	305.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2013 is the aggregate figure for the former MHBK for the first quarter, the former MHCB for the first quarter, and MHBK for the second quarter and the second half of fiscal 2013.
*3.	Figure for fiscal 2013 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2014		As of March 31, 2013
			Change
Reserves for Possible Losses on Loans	7	192.7	(53.4)	246.2
Impairment of Securities	8	202.9	(450.9)	653.8
Net Unrealized Losses on Other Securities	9	25.5	(7.9)	33.5
Reserve for Employee Retirement Benefits	10	—	—	—
Net Deferred Hedge Losses	11	0.7	0.3	0.4
Tax Losses Carried Forward	12	—	—	—
Other	13	283.1	4.6	278.5
Total Deferred Tax Assets	14	705.2	(507.4)	1,212.6

Valuation Allowance	15	(234.2)	430.9	(665.1)
Sub-Total [ 14 + 15 ]	16	470.9	(76.4)	547.4

Amount related to Retirement Benefits Accounting *1	17	(134.5)	(9.3)	(125.1)
Net Unrealized Gains on Other Securities	18	(237.6)	35.8	(273.4)
Net Deferred Hedge Gains	19	—	66.1	(66.1)
Other	20	(51.2)	(10.9)	(40.2)
Total Deferred Tax Liabilities	21	(423.3)	81.6	(505.0)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	47.5	5.1	42.4
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(239.7)	34.5	(274.2)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	0.7	66.5	(65.7)
Tax effects related to others	25	286.5	(95.8)	382.4

*1	Amount related to Retirement Benefits Accounting includes ¥(88.0) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 5. (1) ‚ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥3,730.0 billion [1]

Income before Income Taxes: ¥3,122.2 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥3,356.9 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥705.2 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥234.2 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥423.3 billion [21], ¥47.5 billion [22] of Net Deferred Tax Assets was recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-32

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2014 to March 31, 2019)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	294.7
Income before Income Taxes	2	256.8
Tax Adjustments *1	3	1.4
Taxable Income before Current Deductible Temporary Differences *2	4	258.2

Effective Statutory Tax Rate	5	35.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	91.9

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2014.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2009	16.7
Fiscal 2010	20.1
Fiscal 2011	30.8
Fiscal 2012	26.8
Fiscal 2013 (estimate)	41.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2013 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2014	Change	As of March 31, 2013
Reserves for Possible Losses on Loans	7	4.2	(1.0)	5.3
Impairment of Securities	8	35.3	(15.9)	51.3
Net Unrealized Losses on Other Securities	9	0.6	(0.4)	1.1
Reserve for Employee Retirement Benefits	10	13.4	(0.3)	13.8
Net Deferred Hedge Losses	11	2.3	1.7	0.6
Tax Losses Carried Forward	12	—	—	—
Other	13	7.5	(4.8)	12.3
Total Deferred Tax Assets	14	63.6	(20.9)	84.6

Valuation Allowance	15	(34.9)	23.9	(58.9)
Sub-Total [ 14 + 15 ]	16	28.6	3.0	25.6

Amount related to Retirement Benefits Accounting *1	17	(5.3)	—	(5.3)
Net Unrealized Gains on Other Securities	18	(16.3)	1.4	(17.8)
Net Deferred Hedge Gains	19	—	—	—
Other	20	(0.4)	(0.0)	(0.4)
Total Deferred Tax Liabilities	21	(22.1)	1.4	(23.6)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	6.5	4.4	2.0
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(16.4)	1.3	(17.8)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	2.3	1.7	0.6
Tax effects related to others	25	20.6	1.3	19.2

*1	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 5. (1) ‚ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥294.7 billion [1]

Income before Income Taxes: ¥256.8 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥258.2 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥63.6 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥34.9 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥22.1 billion [21], ¥6.5 billion [22] of Net Deferred Tax Assets was recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-33

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2014	Change	As of March 31, 2013
Deposits	77,032.2	2,578.3	74,453.9
Individual Deposits	38,502.8	722.2	37,780.5
Corporate Deposits	33,329.6	1,895.7	31,433.8
Financial/Government Institutions	5,199.7	(39.7)	5,239.4

Mizuho Bank

Deposits	74,877.5	2,382.8	72,494.7
Individual Deposits	37,276.0	844.6	36,431.4
Corporate Deposits	32,537.7	1,652.5	30,885.2
Financial/Government Institutions	5,063.7	(114.3)	5,178.1

Mizuho Trust & Banking

Deposits	2,154.6	195.4	1,959.1
Individual Deposits	1,226.7	(122.4)	1,349.1
Corporate Deposits	791.8	243.2	548.6
Financial/Government Institutions	136.0	74.6	61.3

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

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Mizuho Financial Group, Inc.

2. Number of Directors and Employees

Aggregate Figures for Mizuho Financial Group, Inc. and the 2 Banks

	As of March 31, 2014	Change	As of March 31, 2013
Members of the Board of Directors and Auditors	33	1	32
Executive Officers (excluding those doubling as directors)	90	(1)	91
Employees (excluding Executive Officers)	30,456	(286)	30,742
* The numbers have been adjusted for Members of the Board of Directors and Auditors and Executive Officers doubling other positions.

Mizuho Financial Group, Inc. (Non-Consolidated)

Mizuho Financial Group, Inc.

	As of March 31, 2014	Change	As of March 31, 2013
Members of the Board of Directors and Auditors	15	1	14
Executive Officers (excluding those doubling as directors)	37	26	11
Employees (excluding Executive Officers)	1,108	47	1,061

Non-Consolidated

Mizuho Bank

	As of March 31, 2014	Change	As of March 31, 2013
Members of the Board of Directors and Auditors	15	1	14
Executive Officers (excluding those doubling as directors)	65	(8)	73
Employees (excluding Executive Officers)	26,250	(314)	26,564

*  The numbers as of March 31, 2013 are the aggregate figures for the former MHBK and the former MHCB and have been adjusted for Members of the Board of Directors and Auditors and Executive Officers doubling other positions.

Mizuho Trust & Banking

Members of the Board of Directors and Auditors	10	1	9
Executive Officers (excluding those doubling as directors)	25	—	25
Employees (excluding Executive Officers)	3,098	(19)	3,117

(Reference)

Aggregate Figures for Mizuho Financial Group, Inc., the 2 Banks, and Mizuho Securities

	As of March 31, 2014	Change	As of March 31, 2013
Members of the Board of Directors and Auditors	47	2	45
Executive Officers (excluding those doubling as directors)	121	(15)	136
Employees (excluding Executive Officers)	37,381	(656)	38,037
* The numbers have been adjusted for Members of the Board of Directors and Auditors and Executive Officers doubling other positions.

Mizuho Securities

	As of March 31, 2014	Change	As of March 31, 2013
Members of the Board of Directors and Auditors	16	2	14
Executive Officers (excluding those doubling as directors)	45	—	45
Employees (excluding Executive Officers)	6,925	(370)	7,295

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Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

Aggregate Figures for the 2 Banks

	As of March 31, 2014	Change	As of March 31, 2013
Head Offices and Domestic Branches	455	2	453
Overseas Branches	24	2	22
Domestic Sub-Branches	57	2	55
Overseas Sub-Branches	12	1	11
Overseas Representative Offices	7	1	6

*  Head Offices and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (36), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank

Head Office and Domestic Branches	419	2	417
Overseas Branches	24	2	22
Domestic Sub-Branches	40	1	39
Overseas Sub-Branches	12	1	11
Overseas Representative Offices	7	1	6

*  Head Offices and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (36), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Trust & Banking

Head Office and Domestic Branches	36	—	36
Overseas Branches	—	—	—
Domestic Sub-Branches	17	1	16
Overseas Sub-Branches	—	—	—
Overseas Representative Offices	—	—	—

2-36

Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2014

Consolidated

	(Billions of yen)
	First Half	Fiscal 2014
Ordinary Profits	400.0	850.0
Net Income	250.0	550.0

Non-Consolidated

Mizuho Bank, Mizuho Trust & Banking

	(Billions of yen)
	Fiscal 2014
	Aggregate Figures for the 2 Banks	MHBK	MHTB*
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	725.0	670.0	55.0
Ordinary Profits	680.0	630.0	50.0
Net Income	465.0	430.0	35.0
Credit-related Costs	(50.0)	(45.0)	(5.0)

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

2-37

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of March 31, 2014	As of March 31, 2013		Change
		The former MHCB	The former MHBK (Reference)
Assets
Cash and Due from Banks	¥19,218,757	¥5,213,082	¥4,817,867
Call Loans	434,458	483,401	9,890,000
Receivables under Resale Agreements	642,344	969,105	—
Guarantee Deposits Paid under Securities Borrowing Transactions	388,060	986,277	202,893
Other Debt Purchased	480,372	125,873	540,487
Trading Assets	4,972,189	5,494,339	897,689
Money Held in Trust	2,807	2,836	—
Securities	42,174,781	26,985,546	25,609,616
Loans and Bills Discounted	66,836,553	31,187,804	32,274,275
Foreign Exchange Assets	1,507,927	1,255,731	116,627
Derivatives other than for Trading	3,703,349	5,096,899	733,006
Other Assets	1,285,649	1,124,485	451,815
Tangible Fixed Assets	834,166	96,210	714,978
Intangible Fixed Assets	344,173	59,575	230,457
Prepaid Pension Cost	378,416	125,222	228,204
Deferred Tax Assets	47,591	—	128,906
Customers’ Liabilities for Acceptances and Guarantees	5,668,241	4,587,056	1,016,109
Reserves for Possible Losses on Loans	(510,675)	(333,355)	(295,863)
Reserve for Possible Losses on Investments	(15)	(1,196)	(12)

Total Assets	¥148,409,149	¥83,458,896	¥77,557,060

Liabilities
Deposits	¥86,048,678	¥22,549,865	¥59,933,897
Negotiable Certificates of Deposit	11,854,716	10,915,095	1,359,520
Call Money	6,058,995	13,053,038	1,665,700
Payables under Repurchase Agreements	7,656,634	6,736,846	4,999
Guarantee Deposits Received under Securities Lending Transactions	3,159,574	5,285,682	3,423,408
Trading Liabilities	3,144,085	3,646,047	212,103
Borrowed Money	8,968,740	2,795,165	4,810,868
Foreign Exchange Liabilities	436,106	291,438	14,163
Short-term Bonds	25,000	40,000	—
Bonds and Notes	3,958,105	3,317,003	805,400
Derivatives other than for Trading	3,886,304	5,183,062	577,227
Other Liabilities	1,103,309	791,241	1,010,688
Reserve for Bonus Payments	19,389	8,928	8,845
Reserve for Possible Losses on Sales of Loans	1,259	48	—
Reserve for Contingencies	215	3,314	—
Reserve for Reimbursement of Deposits	15,307	—	15,366
Reserve for Reimbursement of Debentures	54,956	—	35,417
Deferred Tax Liabilities	—	86,500	—
Deferred Tax Liabilities for Revaluation Reserve for Land	81,060	16,209	65,768
Acceptances and Guarantees	5,668,241	4,587,056	1,016,109

Total Liabilities	142,140,682	79,306,546	74,959,485

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	700,000
Capital Surplus	2,286,795	1,039,244	1,057,242
Capital Reserve	655,324	578,540	490,707
Other Capital Surplus	1,631,471	460,703	566,535
Retained Earnings	1,840,787	1,102,288	516,515
Appropriated Reserve	63,545	29,443	19,493
Other Retained Earnings	1,777,242	1,072,845	497,021
Retained Earnings Brought Forward	1,777,242	1,072,845	497,021

Total Shareholders’ Equity	5,531,648	3,545,598	2,273,758

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	597,410	459,836	209,629
Net Deferred Hedge Gains (Losses), net of Taxes	(1,337)	119,539	(781)
Revaluation Reserve for Land, net of Taxes	140,745	27,375	114,969

Total Valuation and Translation Adjustments	736,818	606,752	323,817

Total Net Assets	6,268,466	4,152,350	2,597,575

Total Liabilities and Net Assets	¥148,409,149	¥83,458,896	¥77,557,060

2-38

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the fiscal year ended March 31, 2014	For the fiscal year ended March 31, 2013		Change
		The former MHCB	The former MHBK (Reference)
Ordinary Income	¥1,879,713	¥1,160,339	¥1,107,071
Interest Income	1,096,265	678,189	598,016
Interest on Loans and Bills Discounted	711,695	396,583	419,514
Interest and Dividends on Securities	274,925	195,704	113,263
Fee and Commission Income	384,827	184,242	222,588
Trading Income	38,994	44,129	5,207
Other Operating Income	142,975	195,651	161,043
Other Ordinary Income	216,649	58,126	120,213

Ordinary Expenses	1,219,478	900,643	831,873
Interest Expenses	296,160	276,493	84,193
Interest on Deposits	73,756	51,996	30,676
Fee and Commission Expenses	72,351	25,192	57,275
Trading Expenses	556	—	1,853
Other Operating Expenses	95,688	65,457	16,060
General and Administrative Expenses	675,728	259,604	566,279
Other Ordinary Expenses	78,993	273,895	106,210

Ordinary Profits	660,234	259,695	275,197

Extraordinary Gains	265	618	90

Extraordinary Losses	7,328	2,540	12,088

Income before Income Taxes	653,171	257,773	263,198
Income Taxes:
Current	75,689	20,827	8,980
Refund of Income Taxes	(3,765)	(14,113)	—
Deferred	136,019	212	19,713

Net Income	¥445,228	¥250,846	¥234,505

2-39

Mizuho Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

OF MIZUHO BANK

	Millions of yen
	Shareholders’ Equity								Valuation and Translation Adjustments				Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of April 1, 2013	¥1,404,065	¥578,540	¥460,703	¥1,039,244	¥29,443	¥1,072,845	¥1,102,288	¥3,545,598	¥459,836	¥119,539	¥27,375	¥606,752	¥4,152,350

Changes during the period
Cash Dividends	—	76,783	(460,703)	(383,919)	34,101	(204,611)	(170,509)	(554,429)	—	—	—	—	(554,429)
Net Income	—	—	—	—	—	445,228	445,228	445,228	—	—	—	—	445,228
Increase by Merger	—	—	1,631,471	1,631,471	—	462,175	462,175	2,093,647	—	—	—	—	2,093,647
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	1,604	1,604	1,604	—	—	—	—	1,604
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	137,573	(120,877)	113,369	130,065	130,065

Total Changes during the period	—	76,783	1,170,767	1,247,551	34,101	704,396	738,498	1,986,050	137,573	(120,877)	113,369	130,065	2,116,116

Balance as of March 31, 2014	¥1,404,065	¥655,324	¥1,631,471	¥2,286,795	¥63,545	¥1,777,242	¥1,840,787	¥5,531,648	¥597,410	¥(1,337)	¥140,745	¥736,818	¥6,268,466

2-40

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of March 31, 2014 (A)	As of March 31, 2013 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,028,662	¥621,643	¥407,019
Call Loans	202,058	6,583	195,474
Other Debt Purchased	57,591	70,848	(13,257)
Trading Assets	60,918	72,374	(11,456)
Money Held in Trust	1,513	—	1,513
Securities	1,837,573	1,829,069	8,504
Loans and Bills Discounted	3,137,852	3,726,100	(588,247)
Foreign Exchange Assets	1,580	361	1,219
Other Assets	88,917	78,211	10,705
Tangible Fixed Assets	26,384	27,559	(1,174)
Intangible Fixed Assets	14,444	17,560	(3,116)
Prepaid Pension Cost	42,803	40,431	2,371
Deferred Tax Assets	6,524	2,040	4,484
Customers’ Liabilities for Acceptances and Guarantees	40,151	46,682	(6,531)
Reserves for Possible Losses on Loans	(12,709)	(16,804)	4,094
Reserve for Possible Losses on Investments	(11)	(6)	(5)

Total Assets	¥6,534,256	¥6,522,657	¥11,598

Liabilities
Deposits	¥2,192,012	¥1,994,802	¥197,210
Negotiable Certificates of Deposit	959,230	1,042,040	(82,810)
Call Money	996,045	885,188	110,857
Payables under Repurchase Agreements	10,291	—	10,291
Guarantee Deposits Received under Securities Lending Transactions	446,947	477,688	(30,741)
Trading Liabilities	61,320	67,781	(6,461)
Borrowed Money	168,562	522,951	(354,388)
Foreign Exchange Liabilities	8	—	8
Bonds and Notes	61,500	78,700	(17,200)
Due to Trust Accounts	1,084,938	918,454	166,483
Other Liabilities	45,542	49,931	(4,388)
Reserve for Bonus Payments	2,013	1,936	77
Reserve for Contingencies	—	13,544	(13,544)
Reserve for Reimbursement of Deposits	1,144	1,097	47
Acceptances and Guarantees	40,151	46,682	(6,531)

Total Liabilities	6,069,708	6,100,798	(31,090)

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	138,356	98,723	39,633
Appropriated Reserve	12,041	9,508	2,532
Other Retained Earnings	126,315	89,214	37,100
Retained Earnings Brought Forward	126,315	89,214	37,100

Total Shareholders’ Equity	401,231	361,598	39,633

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	67,616	61,399	6,217
Net Deferred Hedge Gains (Losses), net of Taxes	(4,300)	(1,139)	(3,161)

Total Valuation and Translation Adjustments	63,316	60,260	3,056

Total Net Assets	464,548	421,858	42,689

Total Liabilities and Net Assets	¥6,534,256	¥6,522,657	¥11,598

2-41

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the fiscal year ended March 31, 2014 (A)	For the fiscal year ended March 31, 2013 (B)	Change (A) - (B)
Ordinary Income	¥192,958	¥170,075	¥22,882
Fiduciary Income	51,434	47,794	3,640
Interest Income	52,664	54,443	(1,779)
Interest on Loans and Bills Discounted	33,923	37,833	(3,910)
Interest and Dividends on Securities	17,339	14,949	2,390
Fee and Commission Income	49,524	46,232	3,291
Trading Income	2,405	2,139	265
Other Operating Income	9,086	12,143	(3,057)
Other Ordinary Income	27,843	7,322	20,521

Ordinary Expenses	122,322	135,219	(12,896)
Interest Expenses	12,618	13,398	(779)
Interest on Deposits	1,763	2,958	(1,195)
Fee and Commission Expenses	25,899	24,556	1,343
Trading Expenses	116	—	116
Other Operating Expenses	3,720	1,240	2,480
General and Administrative Expenses	76,418	81,995	(5,577)
Other Ordinary Expenses	3,548	14,028	(10,479)

Ordinary Profits	70,635	34,856	35,779

Extraordinary Gains	86	254	(167)

Extraordinary Losses	2,639	1,341	1,298

Income before Income Taxes	68,082	33,769	34,312
Income Taxes:
Current	17,169	10,751	6,418
Deferred	(1,384)	(2,877)	1,492

Net Income	¥52,297	¥25,895	¥26,401

2-42

Mizuho Trust & Banking Co., Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO TRUST & BANKING

	Millions of yen
	Shareholders’ Equity							Valuation and Translation Adjustments			Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus		Retained Earnings			Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
					Retained Earnings Brought Forward
Balance as of April 1, 2013	¥247,369	¥15,505	¥15,505	¥9,508	¥89,214	¥98,723	¥361,598	¥61,399	¥(1,139)	¥60,260	¥421,858

Changes during the period
Cash Dividends	—	—	—	2,532	(15,196)	(12,663)	(12,663)	—	—	—	(12,663)
Net Income	—	—	—	—	52,297	52,297	52,297	—	—	—	52,297
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	6,217	(3,161)	3,056	3,056

Total Changes during the period	—	—	—	2,532	37,100	39,633	39,633	6,217	(3,161)	3,056	42,689

Balance as of March 31, 2014	¥247,369	¥15,505	¥15,505	¥12,041	¥126,315	¥138,356	¥401,231	¥67,616	¥(4,300)	¥63,316	¥464,548

2-43

Mizuho Trust & Banking Co., Ltd.

(Reference)

Statement of Trust Assets and Liabilities

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	1,020,412	Money Trusts	15,931,177
Securities	1,030,666	Pension Trusts	4,026,597
Beneficiary Rights to the Trusts	38,893,045	Property Formation Benefit Trusts	5,058
Securities held in Custody Accounts	591,374	Investment Trusts	11,079,900
Money Claims	4,257,423	Money Entrusted Other than Money Trusts	1,451,363
Tangible Fixed Assets	5,045,032	Securities Trusts	7,717,672
Intangible Fixed Assets	316,830	Money Claims Trusts	3,560,170
Other Claims	1,257,076	Land and Fixtures Trusts	201,445
Due from Banking Account	1,084,938	Composite Trusts	9,940,676
Cash and Due from Banks	422,148	Other Trusts	4,883

Total	53,918,947	Total	53,918,947

Note:

1.	The statement is exclusive of the Trusts that are difficult to value monetarily.
2.	Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥37,656,912 million.
3.	Joint trust assets under the management of other companies: ¥821,186 million.
There is no “Trust assets under the service-shared co-trusteeship” in “Joint trust assets under the management of other companies”.
4.	Loans and Bills Discounted among Money Trusts with the contracts of principal indemnification amounted to ¥17,522 million.

Of this amount, Balance of Non-Accrual Delinquent Loans is ¥3,046 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts

	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	17,522	Principal	749,328
Securities	3	Reserve	53
Others	732,002	Others	146

Total	749,528	Total	749,528

2-44

Mizuho Trust & Banking Co., Ltd.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of March 31, 2014 (A)	As of March 31, 2013 (B)	Change (A) - (B)
Total Amount of Funds	23,114,075	21,863,998	1,250,077
Deposits	2,192,012	1,994,802	197,210
Negotiable Certificates of Deposit	959,230	1,042,040	(82,810)
Money Trusts	15,931,177	14,907,257	1,023,919
Pension Trusts	4,026,597	3,914,854	111,743
Property Formation Benefit Trusts	5,058	5,044	14

Loans and Bills Discounted	4,158,264	4,709,640	(551,375)
of Banking accounts	3,137,852	3,726,100	(588,247)
of Trust accounts	1,020,412	983,539	36,872

Securities for Investments	2,868,239	2,780,578	87,661
of Banking accounts	1,837,573	1,829,069	8,504
of Trust accounts	1,030,666	951,509	79,156

2-45